

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the Month of August 2013

Commission File Number 1-15028

China Unicom (Hong Kong) Limited

(Exact Name of Registrant as Specified in Its Charter)

75/F, The Center,
99 Queen's Road Central, Hong Kong
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F _X_ Form 40-F ____

(Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1): ___.)

(Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7): _X_.)

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes _____ No _X_

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_____.)

EXHIBITS

Exhibit Number	
1	Interim Report for the six months ended June 30, 2013.

FORWARD-LOOKING STATEMENTS

This interim report contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements may include, without limitation, statements relating to the Company's competitive position; the Company's business strategies and plans, including those relating to the Company's networks, products and services, as well as sales and marketing, in particular, such networks, products and services, sales and marketing in respect of the Company's 3G business; the Company's future business condition, future financial results, cash flows, financing plans and dividends; the future growth of market demand of, and opportunities for, the Company's new and existing products and services, in particular, 3G services; and future regulatory and other developments in the PRC telecommunications industry.

The words "anticipate", "believe", "could", "estimate", "intend", "may", "seek", "will" and similar expressions, as they relate to the Company, are intended to identify certain of these forward-looking statements. The Company does not intend to update any of these forward-looking statements and are under no obligation to do so.

The forward-looking statements contained in this interim report are, by their nature, subject to significant risks and uncertainties. In addition, these forward-looking statements reflect the Company's current views with respect to future events and are not a guarantee of the Company's future performance. Actual results may differ materially from those expressed or implied in the forward-looking statements as a result of a number of factors, including, without limitation:

- changes in the regulatory regime and policies for the PRC telecommunications industry, including, without limitation, changes in the regulatory policies of the Ministry of Industry and Information Technology (which has assumed the regulatory functions of the former Ministry of Information Industry), the State-owned Assets Supervision and Administration Commission, and other relevant government authorities of the PRC;

- changes in the PRC telecommunications industry resulting from the issuance of 3G licenses by the central government of the PRC;

- effects of tariff reduction and other policy initiatives from the relevant PRC government authorities;

- changes in telecommunications and related technologies and applications based on such technologies;

- the level of demand for telecommunications services, in particular, 3G services;

- competitive forces from more liberalized markets and the Company's ability to retain market share in the face of competition from existing telecommunications companies and potential new market entrants;

- effects of competition on the demand and price of the Company's telecommunications services;

- the availability, terms and deployment of capital and the impact of regulatory and competitive developments on capital outlays;

- the results of the anti-monopoly investigation by the National Development and Reform Commission of the PRC relating to the price charged for Internet dedicated leased line access service provided by the Company to Internet service providers;

- changes in the assumptions upon which the Company has prepared its projected financial information and capital expenditure plans; and

- changes in the political, economic, legal and social conditions in the PRC, including the PRC government's policies and initiatives with respect to economic development in light of the recent global economic downturn, foreign exchange policies, foreign investment activities and policies, entry by foreign companies into the PRC telecommunications market and structural changes in the PRC telecommunications industry.

Please also see the "Risk Factors" section of the Company's latest Annual Report on Form 20-F, as filed with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA UNICOM (HONG KONG) LIMITED
(Registrant)

Date: August 20, 2013



By: ______________________

Name: Chang Xiaobing

Title: Chairman and Chief Executive Officer



Growth



INTERIM
REPORT 2013









Innovation







Hard Work



CHINA UNICOM (HONG KONG) LIMITED
Incorporated in Hong Kong with limited liability
Stock Code: 0762



GROWTH

INNOVATION





Leveraging on its 3G advantages, China Unicom has been outperforming the industry in revenue growth over the recent years.

Nationwide refill card, nationwide 3G packages, advanced e-commerce platform and industry apps. China Unicom has been leading the industry transformation by continuous innovations.

Concept, Design, Printing and Production: iOne Financial Press Limited

HARD WORK

Every success China Unicom has been achieving among the fierce competition relies upon the hard work of its employees. They are the heroes of China Unicom.



Contents

China Unicom (Hong Kong) Limited

75th Floor, The Center, 99 Queen's Road Central, Hong Kong

Tel (852) 2126 2018 Fax (852) 2126 2016 www.chinaunicom.com.hk



Chang Xiaobing
Chairman & CEO

DEAR SHAREHOLDERS,

First at all, on behalf of the Board of Directors of China Unicom, I would like to express my sincere gratitude to the shareholders and the different parts of the society for their support. In the first half of 2013, the Company continued to promote scale and profitable development and achieved new remarkable progresses in various areas.

OVERALL RESULTS

In the first half of 2013, the Company maintained a rapid revenue growth. Its operating revenue reached RMB144.31 billion, representing an increase of 18.6% over the same period last year, of which, service revenue was RMB116.48 billion, up by 13.8% year-on-year. The Company's business structure was further optimised, with mobile business and non-voice business accounting for 62.5% and 55.3% of total service revenue respectively. The Company achieved continuous improvement in profitability, with profit growing faster than revenue and revenue growing faster than cost. Its EBITDA increased by 17.0% year-on-year to RMB42.18 billion, and net profit by 55.0% to RMB5.32 billion. The Company's operating cash flow increased by 16.1% to RMB41.27 billion, and free cash flow was further improved. The Company's overall financial status turned more solid, laying a more solid foundation for the sustainable growth in the future.

BUSINESS DEVELOPMENT

3G driving the scale development of mobile business. The Company proactively promoted integrated mobile operation and accelerated 2G/3G integrated development to drive the scale business growth. In the first half year, the Company's 3G service revenue increased by 52.1% year-on-year to RMB40.91 billion, and its proportion to mobile service revenue reached 56.2%. The Company's 3G subscribers exceeded 100 million, representing an increase of 73.9% over the same period last year, and the 3G penetration in mobile subscribers reached 38.2%. 3G ARPU remained at a relatively high level of RMB77.6. The Company leveraged its differentiated advantage in mobile data service and enhanced data volume operation to stimulate data demand. The data usage of the Company's handset users grew by 131.3% as compared to the same period last year.

Broadband upgrade driving the steady growth in fixed-line revenue. The Company proactively carried out the deployment of fiber optic network to enhance the speed advantage of its broadband access, and improved the sales and marketing capabilities through such measures as service commitment. In the first half year, the Company's broadband service revenue[1] increased by 10.4% year-on-year to RMB22.58 billion, and its proportion to fixed-line service revenue exceeded 50%. The Company's broadband subscribers[1] increased by 4.035 million to 62.575 million. The Company further leveraged the advantage of its full-service offering and enriched its bundling packages. The penetration rate of "WO Family" subscribers in the Company's residential broadband subscribers reached 33.1%, representing an increase of 7.7 percentage points over the same period last year.

Informatisation applications driving the rapid development of enterprise customer business. To accelerate the scale development, the Company centered on key industry applications to proactively promote strategic cooperation with enterprise customers, leveraged on the implementation of its "Smart City" strategy, and established the cloud-computing based integrated platform for industry applications to improve the resource use efficiency. In the first half year, the service revenue from enterprise customers increased by 22.0% year-on-year, and the key industry applications users reached 31.14 million. The Company maintained its leading position in the areas such as mobile office, auto informatisation and wireless surveillance.

NETWORK CAPABILITIES

To support its sustainable growth in the future, the Company further enhanced its network capabilities with a focus on network architecture as well as mobile, broadband and transmission networks so as to strengthen its network advantages in broadband and mobile Internet. In the first half year, the Company added 33 thousand new 3G base stations, and opened HSPA+ 21Mbps services over the whole 3G network, with speed up to 42Mbps at some urban hot spot areas. The Company accelerated fiber optic deployment. Its broadband access ports increased by 19.9% year-on-year, and FTTH/B accounted for 63% of total access ports, representing an increase of 10 percentage points over the same period last year. In order to better meet the demand from HSPA+, LTE and integrated services, the Company optimised the structure and enhanced the coverage of its infrastructure and transmission networks.

MANAGEMENT AND INNOVATION

The Company committed itself to the customer-oriented service transformation and proactively promoted e-commerce. In the first half year, the sales generated by online stores reached RMB25.87 billion, up by 65.0% year-on-year, and the share of service transactions that were conducted over e-channel increased by 12 percentage points to 46% as compared to last year. By exploring new customer service channels such as Weibo, handset and instant message, the Company lowered its customer complaint rate by 3.5% as compared to the same period last year. Guided by international best practices, the Company continued to improve its internal control mechanism to ensure the sustainable and healthy development of the Company. The Company continued to promote innovation, and its "Billing Information Online Inquiry System for Mobile Internet Users" won the second prize of National Science and Technology Award. The Company fully fulfilled its social responsibilities and made its due contributions to various social activities. The Company took an active role in the rescue and relief activities during Lushan (蘆山) Earthquake, and provided communications support to important events such as the "Shenzhou 10 (神舟十號)" Launch.

OUTLOOK

Looking forward, the Chinese government has greatly increased its efforts to promote the simultaneous development of industrialisation, informatisation, urbanisation and agricultural modernisation. With the further implementation of the "Broadband China" Strategy as well as the government's initiatives to stimulate ICT consumption, the information and communications industry possesses huge growth potential. With opportunities and challenges, the Company will continue to leverage its differentiated competitive advantages and strive to enhance the capabilities in sales and marketing as well as customer service so as to accelerate scale and quality development of its key businesses. The Company will optimise its management mode in investment and construction to improve investment efficiency and network capabilities. The Company will fully implement delicacy management to ensure continuous improvement in efficiency and profitability. In the meantime, the Company will make appropriate preparations in network deployment, business model and IT system to respond to possible changes in the regulatory policies. The Company remains full of confidence about its overall development in the future.



Chang Xiaobing
Chairman and Chief Executive Officer
Hong Kong, 8 August 2013

Note 1: To be comparable with other telecom operators, computation basis of broadband subscribers was adjusted from 2013 as follows: including Internet leased line users and not applying LAN user account conversion. For the year ended 31 December 2012, after adjustment, the number of broadband subscribers was 58.540 million. Correspondingly, service revenue from the broadband business included service revenue from the Internet leased line users. After adjustment, the service revenue from the broadband business changed from RMB19.40 billion to RMB20.46 billion in the first half of 2012.

REVENUE

In the first half of 2013, total revenue was RMB144.31 billion, up by 18.6% as compared to the same period of last year. Out of total revenue, service revenue was RMB116.48 billion, up by 13.8% as compared to the same period of last year.

In the first half of 2013, service revenue from the mobile business was RMB72.85 billion, up by 20.5% as compared to the same period of last year. Out of service revenue from the mobile business, service revenue from 3G business was RMB40.91 billion and, as a percentage of service revenue from the mobile business, there was an increase from 44.5% in the first half of 2012 to 56.2% in the first half of 2013.

In the first half of 2013, service revenue from the fixed-line business was RMB43.25 billion, up by 4.2% as compared to the same period of last year. Out of service revenue from the fixed-line business, service revenue from the broadband business[1] was RMB22.58 billion, up by 10.4% as compared to the same period of last year and, as a percentage of service revenue from the fixed-line business, there was an increase from 49.3% in the first half of 2012 to 52.2% in the first half of 2013.

COSTS AND EXPENSES[2]

In the first half of 2013, total costs and expenses were RMB137.22 billion, up by 17.2% as compared to the same period of last year and 1.4 percentage points lower than the increase in total revenue in the first half of 2013.

The Company further expanded its network assets, depreciation and amortisation charge[3] were RMB33.91 billion in the first half of 2013, up by 12.4% as compared to the same period of last year and, as a percentage of service revenue, there was a decrease from 29.5% in the first half of 2012 to 29.1% in the first half of 2013.

As the Company continued to strengthen cost control, network, operation and support expenses were RMB15.99 billion in the first half of 2013, up by 2.2% as compared to the same period of last year and, as a percentage of service revenue, there was a decrease from 15.3% in the first half of 2012 to 13.7% in the first half of 2013.

To cope with keen market competition, the Company continued to accelerate the user development. As a result, selling and marketing expenses were RMB20.39 billion in the first half of 2013, up by 24.5% as compared to the same period of last year. 3G terminal subsidy cost was RMB4.22 billion in the first half of 2013 and, as a percentage of service revenue from 3G business, there was a decrease from 13.1% in the first half of 2012 to 10.3% in the first half of 2013.

EARNINGS

In the first half of 2013, profit before income tax was RMB7.09 billion and profit for the period was RMB5.32 billion, up by 55.0% as compared to the same period of last year. Basic earnings per share was RMB0.225 in the first half of 2013. EBITDA[4] was RMB42.18 billion in the first half of 2013, up by 17.0% as compared to the same period of last year. EBIDTA as a percentage of the service revenue was 36.2% in the first half of 2013.

OPERATING CASH FLOW AND CAPITAL EXPENDITURE

In the first half of 2013, the Company's net cash flow from operating activities was RMB41.27 billion, up by 16.1% as compared to the same period of last year. Capital expenditure was RMB21.61 billion in the first half of 2013.

BALANCE SHEET

Liabilities-to-assets ratio changed from 59.4% as at 31 December 2012 to 58.0% as at 30 June 2013. Debt-to-capitalisation ratio changed from 40.4% as at 31 December 2012 to 38.7% as at 30 June 2013.

Note 1: To be comparable with other telecom operators, computation basis of broadband subscribers was adjusted from 2013 as follows: including Internet leased line users and not applying LAN user account conversion. For the year ended 31 December 2012, after adjustment, the number of broadband subscribers was 58.540 million. Correspondingly, service revenue from the broadband business included service revenue from the Internet leased line users. After adjustment, the service revenue from the broadband business changed from RMB19.40 billion to RMB20.46 billion in the first half of 2012.

Note 2: Including interconnection charges, depreciation and amortisation, network, operation and support expenses, employee benefit expenses, costs of telecommunications products sold, other operating expenses, finance costs, interest income and other income-net.

Note 3: The acquisition of the entire equity interest of Unicom New Horizon Telecommunications Company Limited ("Unicom New Horizon") from China United Network Communications Group Company Limited was completed on 26 December 2012. In accordance with International Financial Reporting Standard/Hong Kong Financial Reporting Standard 3 (Revised), a business generally consists of inputs, processes applied to those inputs and outputs. The business is an integrated set of activities and assets that is capable of being conducted and managed for the purpose of providing an economic return. Unicom New Horizon did not meet the definition of a business, therefore the acquisition of Unicom New Horizon was accounted as an asset purchase transaction in accordance with International Accounting Standard/Hong Kong Accounting Standard 16, "Property, plant and equipment" on the date of purchase. Depreciation and amortisation charges in the first half of 2013 included depreciation and amortisation charges of RMB1.14 billion attributed by the assets of Unicom New Horizon.

Note 4: EBITDA represents profit for the period before finance costs, interest income, other income-net, income tax, depreciation and amortisation. As the telecommunications business is a capital intensive industry, capital expenditure and finance costs may have a significant impact on the net profit of the companies with similar operating results. Therefore, the Company believes that EBITDA may be helpful in analysing the operating results of a telecommunications service operator like our Group.

Unaudited Condensed Consolidated Interim Balance Sheet

As at 30 June 2013
(All amounts in Renminbi ("RMB") millions)

	Note	**30 June 2013**	31 December 2012
ASSETS			
Non-current assets			
Property, plant and equipment	5	**419,021**	430,997
Lease prepayments		**7,587**	7,601
Goodwill		**2,771**	2,771
Deferred income tax assets	6	**8,182**	6,534
Financial assets at fair value through other comprehensive income	7	**5,197**	5,567
Other assets	8	**15,814**	14,480
		458,572	467,950
Current assets			
Inventories and consumables	9	**5,043**	5,803
Accounts receivable	10	**16,637**	13,753
Prepayments and other current assets	11	**10,898**	9,580
Amounts due from related parties	32.1	**17**	18
Amounts due from domestic carriers	32.2	**566**	738
Short-term bank deposits		**59**	32
Cash and cash equivalents		**13,423**	18,250
		46,643	48,174
Total assets		**505,215**	516,124
EQUITY			
Equity attributable to equity shareholders of the Company			
Share capital	12	**2,317**	2,311
Share premium	12	**174,043**	173,473
Reserves		**(20,972)**	(20,509)
Retained profits			
– Proposed 2012 final dividend	29	**–**	2,828
– Others		**56,714**	51,402
Total equity		**212,102**	209,505

Unaudited Condensed Consolidated Interim Balance Sheet

As at 30 June 2013
(All amounts in RMB millions)

	Note	**30 June 2013**	31 December 2012
LIABILITIES			
Non-current liabilities			
Long-term bank loans	13	**502**	536
Corporate bonds	16	**2,000**	2,000
Deferred income tax liabilities	6	**19**	20
Deferred revenue		**1,371**	1,412
Other obligations		**265**	331
		4,157	4,299
Current liabilities			
Accounts payable and accrued liabilities	17	**98,433**	108,486
Taxes payable		**3,658**	1,820
Amounts due to ultimate holding company	32.1	**1,755**	567
Amounts due to related parties	32.1	**3,998**	4,767
Amounts due to domestic carriers	32.2	**1,483**	1,163
Commercial papers	18	**38,000**	38,000
Short-term bank loans	19	**63,014**	69,175
Convertible bonds	15	**11,086**	11,215
Current portion of long-term bank loans	13	**848**	850
Current portion of promissory notes	14	**12,000**	15,000
Current portion of corporate bonds	16	**5,000**	5,000
Dividend payable	29	**653**	561
Current portion of deferred revenue		**585**	729
Current portion of other obligations		**2,634**	2,642
Advances from customers		**45,809**	42,345
		288,956	302,320
Total liabilities		**293,113**	306,619
Total equity and liabilities		**505,215**	516,124
Net current liabilities		**(242,313)**	(254,146)
Total assets less current liabilities		**216,259**	213,804

The notes on pages 13 to 41 are an integral part of this unaudited condensed consolidated interim financial information.

Unaudited Condensed Consolidated Interim Statement of Income

For the six months ended 30 June 2013
(All amounts in RMB millions, except per share data)

	Note	Six months ended 30 June	
		2013	2012
Revenue	20	**144,307**	121,690
Interconnection charges		**(9,917)**	(9,151)
Depreciation and amortisation		**(33,906)**	(30,172)
Network, operation and support expenses	21	**(15,993)**	(15,642)
Employee benefit expenses	22	**(14,934)**	(13,740)
Costs of telecommunications products sold	23	**(31,813)**	(22,955)
Other operating expenses	24	**(29,473)**	(24,163)
Finance costs	25	**(1,475)**	(2,047)
Interest income		**81**	121
Other income – net	26	**215**	624
Profit before income tax		**7,092**	4,565
Income tax expenses	6	**(1,775)**	(1,135)
Profit for the period		**5,317**	3,430
Profit attributable to:			
Equity shareholders of the Company		**5,317**	3,430
Earnings per share for profit attributable to equity shareholders of the Company during the period:			
Basic earnings per share (RMB)	30	**0.23**	0.15
Diluted earnings per share (RMB)	30	**0.22**	0.14

The notes on pages 13 to 41 are an integral part of this unaudited condensed consolidated interim financial information.

Unaudited Condensed Consolidated Interim Statement of Comprehensive Income

For the six months ended 30 June 2013
(All amounts In RMB millions)

	Six months ended 30 June	
	2013	2012
Profit for the period	**5,317**	3,430
Other comprehensive income		
Items that will not be reclassified to statement of income:		
Changes in fair value of financial assets through other comprehensive income	**(370)**	(1,741)
Tax effect on changes in fair value of financial assets through other comprehensive income	**90**	435
Changes in fair value of financial assets through other comprehensive income, net of tax	**(280)**	(1,306)
Item that may be reclassified subsequently to statement of income:		
Currency translation differences	**(14)**	–
Other comprehensive income for the period, net of tax	**(294)**	(1,306)
Total comprehensive income for the period	**5,023**	2,124
Total comprehensive income attributable to:		
Equity shareholders of the Company	**5,023**	2,124

The notes on pages 13 to 41 are an integral part of this unaudited condensed consolidated interim financial information.

Unaudited Condensed Consolidated Interim Statement of Changes in Equity

For the six months ended 30 June 2013
(All amounts in RMB millions)

	Attributable to equity shareholders of the Company									
	Share capital	Share premium	Capital redemption reserve	Employee share-based compensation reserve	Investment revaluation reserve	Statutory reserves	Convertible bonds reserve	Other reserve	Retained profits	Total equity
Balance at 1 January 2012	2,311	173,472	79	637	(3,307)	25,111	572	(43,108)	50,131	205,898
Total comprehensive income for the period	-	-	-	-	(1,306)	-	-	-	3,430	2,124
Equity-settled share option schemes:										
– Value of employee services	-	-	-	14	-	-	-	-	-	14
Dividends relating to 2011 (Note 29)	-	-	-	-	-	-	-	-	(2,356)	(2,356)
Balance at 30 June 2012	2,311	173,472	79	651	(4,613)	25,111	572	(43,108)	51,205	205,680
Balance at 1 January 2013	**2,311**	**173,473**	**79**	**651**	**(4,453)**	**25,752**	**572**	**(43,110)**	**54,230**	**209,505**
Total comprehensive income for the period	**-**	**-**	**-**	**-**	**(280)**	**-**	**-**	**(14)**	**5,317**	**5,023**
Equity-settled share option schemes:										
– Value of employee services	**-**	**-**	**-**	**50**	**-**	**-**	**-**	**-**	**-**	**50**
– Issuance of shares upon exercise of options	**6**	**570**	**-**	**(216)**	**-**	**-**	**-**	**-**	**-**	**360**
– Transfer between reserves upon lapsing of options	**-**	**-**	**-**	**(3)**	**-**	**-**	**-**	**-**	**3**	**-**
Dividends relating to 2012 (Note 29)	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**(2,836)**	**(2,836)**
Balance at 30 June 2013	**2,317**	**174,043**	**79**	**482**	**(4,733)**	**25,752**	**572**	**(43,124)**	**56,714**	**212,102**

The notes on pages 13 to 41 are an integral part of this unaudited condensed consolidated interim financial information.

Unaudited Condensed Consolidated Interim Statement of Cash Flows

For the six months ended 30 June 2013
(All amounts in RMB millions)

	Six months ended 30 June	
	2013	2012
Net cash inflow from operating activities	**41,273**	35,535
Net cash outflow from investing activities	**(36,341)**	(35,090)
Net cash (outflow)/inflow from financing activities	**(9,737)**	3,074
Net (decrease)/increase in cash and cash equivalents	**(4,805)**	3,519
Cash and cash equivalents, beginning of period	**18,250**	15,106
Effect of changes in foreign exchange rate	**(22)**	–
Cash and cash equivalents, end of period	**13,423**	18,625
Analysis of the balances of cash and cash equivalents:		
Cash balances	**6**	6
Bank balances	**13,417**	18,619
	13,423	18,625

The notes on pages 13 to 41 are an integral part of this unaudited condensed consolidated interim financial information.

Notes to Unaudited Condensed Consolidated Interim Financial Information

(All amounts in RMB millions unless otherwise stated)

1. ORGANISATION AND PRINCIPAL ACTIVITIES

China Unicom (Hong Kong) Limited (the "Company") was incorporated as a limited liability company in the Hong Kong Special Administrative Region ("Hong Kong"), the People's Republic of China (the "PRC") on 8 February 2000. The principal activity of the Company is investment holding. The principal activities of the Company's subsidiaries are the provision of cellular and fixed-line voice and related value-added services, broadband and other Internet-related services, information communications technology services, and business and data communications services in the PRC. The GSM cellular voice, WCDMA cellular voice and related value-added services are referred to as the "mobile business", the services aforementioned other than the mobile business are hereinafter collectively referred to as the "fixed-line business". The Company and its subsidiaries are hereinafter referred to as the "Group".

The shares of the Company were listed on The Stock Exchange of Hong Kong Limited on 22 June 2000 and the American Depositary Shares of the Company were listed on the New York Stock Exchange on 21 June 2000.

The substantial shareholders of the Company are China Unicom (BVI) Limited ("Unicom BVI") and China Unicom Group Corporation (BVI) Limited ("Unicom Group BVI"). The majority of equity interests in Unicom BVI is owned by China United Network Communications Limited ("A Share Company", a joint stock company incorporated in the PRC on 31 December 2001, with its A shares listed on the Shanghai Stock Exchange on 9 October 2002). The majority of the equity interest in A Share Company is owned by China United Network Communications Group Company Limited (a state-owned enterprise established in the PRC, hereinafter referred to as "Unicom Group"). Unicom Group BVI is a wholly-owned subsidiary of Unicom Group. As a result, the directors of the Company consider Unicom Group to be the ultimate holding company.

2. BASIS OF PREPARATION

This unaudited condensed consolidated interim financial information for the six months ended 30 June 2013 has been prepared in accordance with the applicable disclosure requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and International Accounting Standard ("IAS") 34 "Interim financial reporting" issued by the International Accounting Standards Board ("IASB"). IAS 34 is consistent with Hong Kong Accounting Standard ("HKAS") 34 "Interim financial reporting" issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA") and accordingly this unaudited condensed consolidated interim financial information is also prepared in accordance with HKAS 34.

The financial information for the year ended 31 December 2012 is extracted from the audited financial statements as set out in the Company's 2012 Annual Report.

The unaudited condensed consolidated interim financial information for the six months ended 30 June 2013 has not been audited, but has been reviewed by the Company's Audit Committee. It has also been reviewed by the Company's international auditor in accordance with Hong Kong Standard on Review Engagements 2410, "Review of interim financial information performed by the independent auditor of the entity", issued by the HKICPA.

The unaudited condensed consolidated interim financial information should be read in conjunction with the Group's annual financial statements for the year ended 31 December 2012. The Group's policies on financial risk management, including management of market risk, credit risk and liquidity risk, as well as capital risk management, were set out in the financial statements included in the Company's 2012 Annual Report and there have been no significant changes in any financial risk management policies for the six months ended 30 June 2013.

(All amounts in RMB millions unless otherwise stated)

2. BASIS OF PREPARATION (CONTINUED)

(a) Acquisition of Unicom New Horizon Telecommunications Company Limited

On 21 November 2012, China United Network Communications Corporation Limited ("CUCL", a wholly-owned subsidiary of the Company) entered into an equity transfer agreement with Unicom Group, pursuant to which CUCL agreed to acquire the entire equity interest in Unicom New Horizon Telecommunications Company Limited ("Unicom New Horizon") from Unicom Group for a total cash consideration of approximately RMB12,166 million. The principal activity of Unicom New Horizon is to lease its fixed-line telecommunications networks of the 21 provinces in Southern China ("Telecommunications Networks in Southern China") to CUCL. The acquisition was completed on 26 December 2012.

In accordance with International Financial Reporting Standard ("IFRS")/Hong Kong Financial Reporting Standard ("HKFRS") 3 (Revised), a business generally consists of inputs, processes applied to those inputs and outputs. The business is an integrated set of activities and assets that is capable of being conducted and managed for the purpose of providing an economic return. Unicom New Horizon did not meet the definition of a business because it only comprised the telecommunications network assets, cash, and related assets and liabilities. It did not have other inputs and processes such as license, subscriber base, management team and operating workforce etc to operate the fixed-line telecommunications business. Instead of operating the fixed-line telecommunications business, Unicom New Horizon could be able to generate economic returns by entering into lease arrangements for the telecommunications network assets. However, new leases are not readily available in the market.

Accordingly, the Group accounted for the acquisition of Unicom New Horizon as an asset purchase transaction in accordance with IAS/HKAS 16, "Property, plant and equipment" on the date of purchase.

(b) Going Concern Assumption

As at 30 June 2013, current liabilities of the Group exceeded current assets by approximately RMB242.3 billion (31 December 2012: approximately RMB254.1 billion). Given the current global economic conditions and the Group's expected capital expenditure in the foreseeable future, management has comprehensively considered the Group's available sources of funds as follows:

- The Group's continuous net cash inflow from operating activities;
- Approximately RMB197.3 billion of revolving banking facilities and registered quota of commercial papers, of which approximately RMB75.5 billion was unutilised as at 30 June 2013; and
- Other available sources of financing from domestic banks and other financial institutions given the Group's credit history.

In addition, the Group believes it has the ability to raise funds from the short, medium and long-term perspectives and maintain reasonable financing costs through appropriate financing portfolio.

Based on the above considerations, the Board of Directors ("Board") is of the opinion that the Group has sufficient funds to meet its working capital requirements and debt obligations. As a result, the unaudited condensed consolidated interim financial information of the Group for the six months ended 30 June 2013 have been prepared on a going concern basis.

(All amounts in RMB millions unless otherwise stated)

3. SIGNIFICANT ACCOUNTING POLICIES

Except as described below, the accounting policies applied in the preparation of this unaudited condensed consolidated interim financial information are consistent with those used in the preparation of the annual financial statements for the year ended 31 December 2012.

The following new and amendments to standards are mandatory for the first time for the financial year beginning 1 January 2013 and are applicable to the Group:

IAS/HKAS 1 (amendment), "Financial statements presentation"

The amendments require entities to present the items of other comprehensive income that would be reclassified to statement of income in the future if certain conditions are met separately from those that would never be reclassified to statement of income. The Group's presentation of other comprehensive income in these financial statements has been modified accordingly.

IFRS/HKFRS 10, "Consolidated financial statements"

IFRS/HKFRS 10 replaces the requirements in IAS/HKAS 27, "Consolidated and separate financial statements" relating to the preparation of consolidated financial statements and Standing Interpretations Committee/Hong Kong-Standing Interpretations Committee 12, "Consolidation – Special purpose entities". It introduces a single control model to determine whether an investee should be consolidated, by focusing on whether the entity has power over the investee, exposure or rights to variable returns from its involvement with the investee and the ability to use its power to affect the amount of those returns. As a result of the adoption of IFRS/HKFRS 10, the Group has changed its accounting policy with respect to determining whether it has control over an investee. The adoption does not change any of the control conclusions reached by the Group in respect of its involvement with other entities as at 1 January 2013.

IFRS/HKFRS 12, "Disclosure of interests in other entities"

IFRS/HKFRS 12 brings together into a single standard all the disclosure requirements relevant to an entity's interests in subsidiaries, joint arrangements, associates and unconsolidated structured entities. The disclosures required by IFRS/HKFRS 12 are generally more extensive than those previously required by the respective standards. Since those disclosure requirements only apply to a full set of financial statements, the Group has not made additional disclosures in the interim financial report as a result of adopting IFRS/HKFRS 12.

IFRS/HKFRS 13, "Fair value measurements"

IFRS/HKFRS 13 replaces existing guidance in individual IFRSs/HKFRSs with a single source of fair value measurement guidance. IFRS/HKFRS 13 also contains extensive disclosure requirements about fair value measurements for both financial instruments and non-financial instruments. Some of the disclosures are specifically required for financial instruments in the interim financial report. The Group has provided those disclosures in explanatory notes. The adoption of IFRS/HKFRS 13 does not have any material impact on the fair value measurements of the Group's assets and liabilities.

In addition, the IASB and HKICPA also published a number of new standards, amendments to standards and interpretations which are effective for the financial year beginning after 1 January 2013 and have not been early adopted by the Group except IFRS/HKFRS 9 "Financial instruments". Management is assessing the impact of such new standards, amendments to standards and interpretations and will adopt the relevant standards, amendments to standards and interpretations in the subsequent periods as required.

(All amounts in RMB millions unless otherwise stated)

4. SEGMENT INFORMATION

The Executive Directors of the Company have been identified as the Chief Operating Decision Maker (the "CODM"). Operating segments are identified on the basis of internal reports that the CODM reviews regularly in allocating resources to segments and in assessing their performances.

The CODM make resources allocation decisions based on internal management functions and assess the Group's business performance as one integrated business instead of by separate business lines or geographical regions. Accordingly, the Group has only one operating segment and therefore, no segment information is presented.

The Group primarily operates in Mainland China and accordingly, no geographic information is presented. No single external customer accounted for 10 percent or more of the Group's revenue in all periods presented.

5. PROPERTY, PLANT AND EQUIPMENT

The movements of property, plant and equipment for the six months ended 30 June 2013 and 2012 are as follows:

	Six months ended 30 June 2013					
	Buildings	Telecommunications equipment	Office furniture, fixtures, motor vehicles and others	Leasehold improvements	Construction-in-progress ("CIP")	Total
Cost:						
Beginning of period	60,774	770,422	45,236	3,296	61,915	941,643
Reclassification	-	27,819	(27,819)	-	-	-
Additions	100	136	42	246	20,392	20,916
Transfer from CIP	1,479	23,541	323	364	(25,707)	-
Disposals	(169)	(3,906)	(151)	(120)	-	(4,346)
End of period	62,184	818,012	17,631	3,786	56,600	958,213
Accumulated depreciation and impairment:						
Beginning of period	(21,318)	(451,596)	(36,063)	(1,653)	(16)	(510,646)
Reclassification	-	(24,651)	24,651	-	-	-
Charge for the period	(1,468)	(29,884)	(745)	(362)	16	(32,443)
Disposals	69	3,408	147	115	-	3,739
Impairment transfer out upon disposal	-	158	-	-	-	158
End of period	(22,717)	(502,565)	(12,010)	(1,900)	-	(539,192)
Net book value:						
End of period	39,467	315,447	5,621	1,886	56,600	419,021
Beginning of period	39,456	318,826	9,173	1,643	61,899	430,997

(All amounts in RMB millions unless otherwise stated)

5. PROPERTY, PLANT AND EQUIPMENT (CONTINUED)

	Six months ended 30 June 2012					
	Buildings	Tele-communications equipment	Office furniture, fixtures, motor vehicles and others	Leasehold improvements	CIP	Total
Cost:						
Beginning of period	56,782	688,626	44,014	2,754	54,682	846,858
Additions	27	120	47	11	37,326	37,531
Transfer from CIP	1,020	23,174	170	252	(24,616)	–
Disposals	(45)	(3,537)	(134)	(217)	–	(3,933)
End of period	57,784	708,383	44,097	2,800	67,392	880,456
Accumulated depreciation and impairment:						
Beginning of period	(18,818)	(412,435)	(32,316)	(1,414)	(16)	(464,999)
Charge for the period	(1,192)	(25,502)	(2,033)	(258)	–	(28,985)
Disposals	43	3,256	128	217	–	3,644
Impairment transfer out upon disposal	–	1	–	–	–	1
End of period	(19,967)	(434,680)	(34,221)	(1,455)	(16)	(490,339)
Net book value:						
End of period	37,817	273,703	9,876	1,345	67,376	390,117
Beginning of period	37,964	276,191	11,698	1,340	54,666	381,859

For the six months ended 30 June 2013, the Group recognised a loss on disposal of property, plant and equipment of approximately RMB44 million (for the six months ended 30 June 2012: gain of approximately RMB58 million).

During the period, as a result of a review on the assets categorisation, certain equipment was reclassified from "Office furniture, fixtures, motor vehicles and others" to "Telecommunications equipment". This reclassification does not cause any changes in the estimated useful lives of those assets.

(All amounts in RMB millions unless otherwise stated)

6. TAXATION

Hong Kong profits tax has been provided at the rate of 16.5% (for the six months ended 30 June 2012: 16.5%) on the estimated assessable profits for the six months ended 30 June 2013. Taxation on profits outside Hong Kong has been calculated on the estimated assessable profits for the six months ended 30 June 2013 at the rates of taxation prevailing in the countries in which the Group operates. The Company's subsidiaries operate mainly in the PRC and the applicable statutory enterprise income tax rate is 25% (for the six months ended 30 June 2012: 25%). Taxation for certain subsidiaries in the PRC was calculated at a preferential tax rate of 15% (for the six months ended 30 June 2012: 15%).

	Six months ended 30 June	
	2013	2012
Provision for income tax on the estimated taxable profits for the period		
– Hong Kong	**15**	10
– Outside Hong Kong	**3,319**	2,515
	3,334	2,525
Deferred taxation	**(1,559)**	(1,390)
Income tax expenses	**1,775**	1,135

Reconciliation between applicable statutory tax rate and the effective tax rate:

	Six months ended 30 June	
	2013	2012
Applicable PRC statutory tax rate	**25.0%**	25.0%
Non-deductible expenses	**1.3%**	1.5%
Non-taxable income	**(0.1%)**	–
Impact of different tax rate	**(0.3%)**	(0.6%)
Others	**(0.9%)**	(1.0%)
Effective tax rate	**25.0%**	24.9%

(All amounts in RMB millions unless otherwise stated)

6. TAXATION (CONTINUED)

The movement of the net deferred tax assets/liabilities is as follows:

	Six months ended 30 June	
	2013	2012
Net deferred tax assets after offsetting:		
Beginning of period	**6,534**	5,091
Deferred tax credited to the statement of income	**1,558**	1,388
Deferred tax credited to other comprehensive income	**90**	435
End of period	**8,182**	6,914
Net deferred tax liabilities after offsetting:		
Beginning of period	**(20)**	(17)
Deferred tax credited to the statement of income	**1**	2
End of period	**(19)**	(15)

7. FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME

	30 June 2013	31 December 2012
Equity securities issued by corporates	**5,197**	5,567
Analysed by place of listing:		
Listed in the PRC	**104**	125
Listed outside the PRC	**5,093**	5,442
	5,197	5,567

For the six months ended 30 June 2013, decrease in fair value of financial assets at fair value through other comprehensive income amounted to approximately RMB370 million (for the six months ended 30 June 2012: decrease of approximately RMB1,741 million). The decrease, net of tax impact, of approximately RMB280 million (for the six months ended 30 June 2012: decrease, net of tax impact, of approximately RMB1,306 million) were recorded in the unaudited condensed consolidated interim statement of comprehensive income.

(All amounts in RMB millions unless otherwise stated)

8. OTHER ASSETS

	30 June 2013	31 December 2012
Purchased software	**6,779**	6,364
Prepaid rental for premises, leased lines and electricity cables	**6,033**	6,102
Installation costs	**721**	799
Direct incremental costs for activating mobile subscribers	**106**	212
Others	**2,175**	1,003
	15,814	14,480

9. INVENTORIES AND CONSUMABLES

	30 June 2013	31 December 2012
Handsets and other customer end products	**4,047**	4,187
Telephone cards	**365**	359
Consumables	**599**	1,174
Others	**32**	83
	5,043	5,803

10. ACCOUNTS RECEIVABLE

	30 June 2013	31 December 2012
Accounts receivable	**22,541**	17,819
Less: Provision for doubtful debts	**(5,904)**	(4,066)
	16,637	13,753

The aging analysis of accounts receivable is as follows:

	30 June 2013	31 December 2012
Current, within one month	**10,833**	10,221
More than one month to three months	**2,123**	1,149
More than three months to one year	**5,900**	3,859
More than one year	**3,685**	2,590
	22,541	17,819

10. ACCOUNTS RECEIVABLE (CONTINUED)

The normal credit period granted by the Group to individual subscribers is 30 days from the date of billing unless they meet certain specified credit assessment criteria. For corporate customers, the credit period granted by the Group is based on the service contract terms, normally not exceeding 1 year.

There is no significant concentration of credit risk with respect to customers receivables, as the Group has a large number of customers.

11. PREPAYMENTS AND OTHER CURRENT ASSETS

	30 June 2013	31 December 2012
Receivable for the sales of mobile handsets	**4,659**	3,566
Prepaid rental	**1,957**	1,900
Deposits and prepayments	**2,737**	2,721
Prepaid income taxes	**–**	42
Advances to employees	**491**	284
Others	**1,054**	1,067
	10,898	9,580

The aging analysis of prepayments and other current assets is as follows:

	30 June 2013	31 December 2012
Within one year	**10,241**	8,901
More than one year	**657**	679
	10,898	9,580

12. SHARE CAPITAL

	30 June 2013 HKD millions	31 December 2012 HKD millions
Authorised:		
30,000,000,000 ordinary shares of par value HKD0.10 each	**3,000**	3,000

12. SHARE CAPITAL (CONTINUED)

Issued and fully paid:	Number of shares millions	Ordinary shares, par value of HKD0.10 each HKD millions	Share capital	Share premium	Total
At 1 January 2012 and 30 June 2012	23,565	2,356	2,311	173,472	175,783
At 1 January 2013	**23,565**	**2,356**	**2,311**	**173,473**	**175,784**
Issuance of shares upon exercise of options (Note 28)	**75**	**8**	**6**	**570**	**576**
At 30 June 2013	**23,640**	**2,364**	**2,317**	**174,043**	**176,360**

13. LONG-TERM BANK LOANS

	Interest rates and final maturity	30 June 2013	31 December 2012
RMB denominated bank loans	Floating interest rate, 15% downward on the benchmark interest rate issued by the People's Bank of China for three years bank borrowings on quarterly basis with maturity through 2013	**800**	800
USD denominated bank loans	Fixed interest rates ranging from Nil to 5.00% (31 December 2012: Nil to 5.00%) per annum with maturity through 2039 (31 December 2012: maturity through 2039)	**368**	386
Euro denominated bank loans	Fixed interest rates ranging from 1.10% to 2.50% (31 December 2012: 1.10% to 2.50%) per annum with maturity through 2034 (31 December 2012: maturity through 2034)	**182**	200
Sub-total		**1,350**	1,386
Less: Current portion		**(848)**	(850)
		502	536

As at 30 June 2013, long-term bank loans of approximately RMB102 million (31 December 2012: approximately RMB107 million) were guaranteed by third parties.

(All amounts in RMB millions unless otherwise stated)

13. LONG-TERM BANK LOANS (CONTINUED)

The repayment schedule of the long-term bank loans is as follows:

	30 June 2013	31 December 2012
Balances due:		
– not later than one year	**848**	850
– later than one year and not later than two years	**47**	48
– later than two years and not later than five years	**140**	144
– later than five years	**315**	344
	1,350	1,386
Less: Portion classified as current liabilities	**(848)**	(850)
	502	536

The fair values of the Group's non-current portion of long-term bank loans at 30 June 2013 and 31 December 2012 are as follows:

	30 June 2013	31 December 2012
Long-term bank loans	**401**	438

The fair value is based on cash flows discounted using rates based on the market rates 3.62% and 3.63% (31 December 2012: 3.52% and 3.67%) per annum.

14. PROMISSORY NOTES

On 2 April 2010, CUCL issued tranche one of a promissory note in the amount of RMB3 billion, with a maturity date of 3 years from the date of issue and carries interests at 3.73% per annum. The amount is fully repaid in April 2013.

On 20 September 2010, CUCL issued tranche two of a promissory note in the amount of RMB12 billion, with a maturity date of 3 years from the date of issue and carries interests at 3.31% per annum. This promissory note is therefore classified as current liability as at 30 June 2013.

The fair value of the Group's promissory notes at 30 June 2013 amounted to approximately RMB12,150 million (31 December 2012: approximately RMB14,914 million). The fair value is computed based on the expected cash flows of principal and interests payment discounted at market rate of 5.22% (31 December 2012: 4.36% and 4.37%) per annum.

(All amounts in RMB millions unless otherwise stated)

15. CONVERTIBLE BONDS

On 18 October 2010, Billion Express Investments Limited ("Billion Express"), a wholly-owned subsidiary of the Company, issued 0.75% guaranteed convertible bonds in an aggregate principal amount of USD1,838,800,000 (at the fixed exchange rate of USD1 equivalent to HKD7.7576) which are due in October 2015 at a redemption price of 100% of the principal amount. The bonds are guaranteed by the Company as to repayments, and are convertible into ordinary shares of par value HKD0.10 per share of the Company at an initial conversion price of HKD15.85 per share. The conversion price is subject to certain anti-dilution and change in control adjustments set out in the Trust deed dated 18 October 2010. Adjustments have been made to the conversion price from HKD15.85 to HKD15.36 as a result of the dividends paid by the Company since the convertible bonds were issued. The bondholders may exercise conversion rights at any time on or after 28 November 2010 up to the close of business on 8 October 2015 or, if such convertible bonds shall have been called for redemption by the Company before 18 October 2015, then up to the close of business on a date not later than seven days prior to the date fixed for redemption thereof. Billion Express will, at the option of a bondholder, redeem all and not some only of such bondholder's convertible bonds on 18 October 2013 at their principal amount together with interest accrued and unpaid to the date fixed for redemption. The convertible bonds are therefore classified as current liabilities as at 30 June 2013. In addition, on or at any time after 18 October 2013 and prior to 18 October 2015, Billion Express may redeem all and not some only of the convertible bonds for the time being outstanding at their principal amount together with interest accrued and unpaid to the date fixed for redemption.

During the six months ended 30 June 2013 and 2012, there was no conversion of the convertible bonds into shares of the Company by the bondholders and no redemption of the convertible bonds made by Billion Express.

The fair value of the liability component, which was calculated using market interest rate for a bond with the same tenure but with no conversion features, was determined upon the issuance of the convertible bonds. The difference between the face value (net of direct issue costs) and the fair value of the liability component was credited to the convertible bonds reserve under equity attributable to equity shareholders of the Company.

The convertible bonds recognised in the unaudited condensed consolidated interim balance sheet are calculated as follows:

	Six months ended 30 June	
	2013	2012
Movement of liability component:		
Beginning of period	**11,215**	11,118
Less: interest paid	**(43)**	(43)
Add: effect of exchange (gain)/loss on liability component	**(191)**	42
Add: imputed finance cost	**105**	105
End of period	**11,086**	11,222

The liability component of the convertible bonds at 30 June 2013 amounted to approximately RMB11,086 million (equivalent to USD1,794 million) (31 December 2012: approximately RMB11,215 million (equivalent to USD1,784 million)) and was calculated using cash flows discounted at a rate based on the borrowing rate of 1.90% per annum taking into the effect of direct issue costs. The carrying values of the liability component of the convertible bonds approximate their fair values as at the balance sheet date.

(All amounts in RMB millions unless otherwise stated)

16. CORPORATE BONDS

On 8 June 2007, the Group issued RMB2 billion 10-year corporate bonds, bearing interest at 4.50% per annum. The corporate bonds are secured by a corporate guarantee granted by Bank of China Limited.

On 3 September 2008, the Group issued another RMB5 billion 5-year corporate bonds, bearing interests at 5.29% per annum. The corporate bonds are secured by a corporate guarantee granted by State Grid Corporation of China. These corporate bonds are therefore classified as current liability as at 30 June 2013.

The fair values of the Group's corporate bonds at 30 June 2013 and 31 December 2012 are as follows:

	30 June 2013	31 December 2012
Corporate bonds	**7,106**	7,025

The fair value is based on cash flows discounted using rates based on the market rates 4.60% and 5.27% (31 December 2012: 4.40% and 4.89%) per annum.

17. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	30 June 2013	31 December 2012
Payables to contractors and equipment suppliers	**70,105**	81,701
Payables to telecommunications products suppliers	**2,122**	5,587
Customer/contractor deposits	**4,043**	3,972
Repair and maintenance expense payables	**3,166**	2,455
Salary and welfare payables	**3,111**	1,581
Interest payables	**1,757**	846
Amounts due to service providers/content providers	**1,541**	1,396
Accrued expenses	**9,931**	8,035
Others	**2,657**	2,913
	98,433	108,486

The aging analysis of accounts payable and accrued liabilities is as follows:

	30 June 2013	31 December 2012
Less than six months	**72,800**	96,044
Six months to one year	**14,347**	7,293
More than one year	**11,286**	5,149
	98,433	108,486

(All amounts in RMB millions unless otherwise stated)

18. COMMERCIAL PAPERS

On 12 July 2012, CUCL issued tranche one of 2012 commercial papers in an amount of RMB15 billion, with a maturity date of 365 days from the date of issue and carries interests at 3.45% per annum.

On 24 October 2012, CUCL issued tranche two of 2012 commercial papers in an amount of RMB15 billion, with a maturity date of 365 days from the date of issue and carries interests at 4.20% per annum.

On 25 October 2012, CUCL issued tranche three of 2012 commercial papers in an amount of RMB8 billion, with a maturity date of 365 days from the date of issue and carries interests at 4.20% per annum.

The carrying values of commercial papers approximate their fair values as at the balance sheet date.

19. SHORT-TERM BANK LOANS

	Interest rates and final maturity	**30 June 2013**	31 December 2012
RMB denominated bank loans	Fixed interest rates ranging from 3.62% to 5.04% (31 December 2012: 3.62% to 5.27%) per annum with maturity through 2014 (31 December 2012: maturity through 2013)	**31,110**	39,780
HKD denominated bank loans	Floating interest rates of HKD HIBOR plus interest margin from 0.85% to 1.60% (31 December 2012: 1.00% to 2.15%) per annum with maturity through 2014 (31 December 2012: maturity through 2013)	**31,904**	29,395
		63,014	69,175

(All amounts in RMB millions unless otherwise stated)

20. REVENUE

The tariffs for the services provided by the Group are subject to regulations issued by various government authorities, including the National Development and Reform Commission ("NDRC"), the Ministry of Industry and Information ("MIIT") and the provincial price regulatory authorities.

Revenue is presented net of business tax and government surcharges. Relevant business tax and government surcharges amounted to approximately RMB4,300 million for the six months ended 30 June 2013 (for the six months ended 30 June 2012: approximately RMB3,603 million).

The major components of revenue are as follows:

	Six months ended 30 June	
	2013	2012
Mobile business		
– Usage and monthly fees	**33,940**	29,934
– Value-added services revenue	**31,900**	24,258
– Interconnection fees	**6,712**	6,014
– Other service revenue	**301**	275
Total service revenue from mobile business	**72,853**	60,481
Fixed-line business		
– Usage and monthly fees	**9,085**	10,360
– Broadband, data and other Internet-related services revenue	**23,762**	21,348
– Interconnection fees	**2,048**	2,191
– Value-added services revenue	**2,054**	2,205
– Leased line income	**4,150**	3,838
– Information communication technology services revenue	**1,636**	1,016
– Other service revenue	**518**	546
Total service revenue from fixed-line business	**43,253**	41,504
Other service revenue	**369**	408
Total service revenue	**116,475**	102,393
Sales of telecommunications products	**27,832**	19,297
	144,307	121,690

(All amounts in RMB millions unless otherwise stated)

21. NETWORK, OPERATION AND SUPPORT EXPENSES

	Six months ended 30 June	
	2013	2012
Repairs and maintenance	**5,429**	4,828
Power and water charges	**5,786**	5,279
Operating lease charges for network, premises, equipment and facilities	**4,175**	4,984
Others	**603**	551
	15,993	15,642

22. EMPLOYEE BENEFIT EXPENSES

	Six months ended 30 June	
	2013	2012
Salaries and wages	**11,576**	10,677
Contributions to defined contribution pension schemes	**1,629**	1,516
Contributions to medical insurance	**660**	618
Contributions to housing fund	**922**	820
Other housing benefits	**97**	95
Share-based compensation	**50**	14
	14,934	13,740

23. COSTS OF TELECOMMUNICATIONS PRODUCTS SOLD

	Six months ended 30 June	
	2013	2012
Handsets	**31,289**	22,098
Wireless data cards	**241**	340
Telephone cards	**259**	431
Others	**24**	86
	31,813	22,955

(All amounts in RMB millions unless otherwise stated)

24. OTHER OPERATING EXPENSES

	Six months ended 30 June	
	2013	2012
Provision for doubtful debts	**1,926**	1,584
Cost in relation to information communications technology services	**1,439**	870
Commission expenses	**13,438**	10,154
Advertising and promotion expenses	**2,431**	2,334
Amortised customer installation cost	**1,597**	1,399
Customer acquisition and retention cost	**2,919**	2,490
Property management fee	**1,074**	961
Office and administrative expenses	**1,320**	1,550
Transportation expense	**963**	975
Miscellaneous taxes and fees	**404**	379
Others	**1,962**	1,467
	29,473	24,163

25. FINANCE COSTS

	Six months ended 30 June	
	2013	2012
Finance costs:		
– Interest on bank loans repayable within 5 years	**1,168**	834
– Interest on corporate bonds, promissory notes and commercial papers repayable within 5 years	**1,136**	1,389
– Interest on convertible bonds repayable within 5 years	**105**	105
– Interest on related party loans repayable within 5 years	**5**	14
– Interest on bank loans repayable over 5 years	**2**	3
– Less: Amounts capitalised in CIP	**(438)**	(660)
Total interest expense	**1,978**	1,685
– Exchange (gain)/loss, net	**(725)**	122
– Others	**222**	240
	1,475	2,047

(All amounts in RMB millions unless otherwise stated)

26. OTHER INCOME – NET

	Six months ended 30 June	
	2013	2012
Dividend income from financial assets at fair value through other comprehensive income	–	412
Others	**215**	212
	215	624

27. MUTUAL INVESTMENT OF THE COMPANY AND TELEFÓNICA S.A. ("TELEFÓNICA") IN EACH OTHER

On 6 September 2009, the Company announced that in order to strengthen the cooperation between the Company and Telefónica, the parties entered into a strategic alliance agreement and a subscription agreement, pursuant to which each party conditionally agreed to invest an equivalent of USD1 billion in each other through an acquisition of each other's shares.

On 23 January 2011, the Company entered into an agreement to enhance the strategic alliance with Telefónica that: (a) Telefónica purchased ordinary shares of the Company for a consideration of USD500 million through acquisition from third parties; and (b) the Company acquired from Telefónica 21,827,499 ordinary shares of Telefónica held in treasury ("Telefónica Treasury Shares") for an aggregate purchase price of Euro374,559,882.84. On 25 January 2011, the Company completed the purchase of Telefónica Treasury Shares in accordance with the strategic agreement. During 2011, Telefónica completed its investment of USD500 million in the Company.

On 14 May 2012, Telefónica declared a dividend. The Company chose to implement it by means of a scrip dividend and received 1,646,269 ordinary shares of approximately RMB146 million.

As at 30 June 2013, the related financial assets at fair value through other comprehensive income amounted to approximately RMB5,093 million (31 December 2012: approximately RMB5,442 million). For the six months ended 30 June 2013, the decrease in fair value of the financial assets through other comprehensive income was approximately RMB349 million (for the six months ended 30 June 2012: decrease of approximately RMB1,743 million). The decrease, net of tax impact, of approximately RMB261 million (for the six months ended 30 June 2012: decrease, net of tax impact, of approximately RMB1,307 million) were recorded in the unaudited condensed consolidated interim statement of comprehensive income.

(All amounts in RMB millions unless otherwise stated)

28. EQUITY-SETTLED SHARE OPTION SCHEMES

The Company adopted a share option scheme (the "Share Option Scheme") on 1 June 2000 for the granting of share options to qualified employees, with terms amended in May 2002, May 2007 and May 2009, respectively.

In connection with the merger between the Company and China Netcom Group Corporation (Hong Kong) Limited ("China Netcom") in 2008, the Company adopted the Special Purpose Share Option Scheme ("Special Purpose Share Option Scheme") on 16 September 2008 for the granting of share options to holders of China Netcom options outstanding at 14 October 2008, with terms amended in May 2009.

Movements in the number of share options outstanding and their related weighted average exercise prices are as follows:

	Six months ended 30 June			
	2013		2012	
	Average exercise price in HKD per share	**Number of share options involved**	Average exercise price in HKD per share	Number of share options involved
Balance, beginning of period	**6.49**	**391,331,158**	6.49	391,481,158
Granted	**–**	**–**	–	–
Lapsed	**4.30**	**(110,000)**	–	–
Exercised	**6.01**	**(75,055,146)**	–	–
Balance, end of period	**6.61**	**316,166,012**	6.49	391,481,158

Exercise of share options during the six months ended 30 June 2013 resulted in 75,055,146 shares being issued (six months ended 30 June 2012: Nil), with exercise proceeds of approximately RMB360 million (six months ended 30 June 2012: Nil).

Details of share options exercised during the six months ended 30 June 2013 are as follows:

Grant date	**Exercise price HKD**	**Weighted average closing price per share at respective dates immediately before dates of exercise of options HKD**	**Proceeds received HKD**	**Number of shares involved**
21 May 2003	**4.30**	**10.80**	**38,037,800**	**8,846,000**
20 July 2004	**5.92**	**10.96**	**70,175,680**	**11,854,000**
15 February 2006	**6.35**	**11.02**	**169,811,700**	**26,742,000**
15 October 2008	**5.57**	**11.05**	**113,179,336**	**20,319,450**
15 October 2008	**8.26**	**11.07**	**60,245,929**	**7,293,696**
			451,450,445	**75,055,146**

As at 30 June 2013, all of the 316,166,012 outstanding share options (31 December 2012: 391,331,158), were exercisable, and the weighted average exercise price was HKD6.61 (31 December 2012: HKD6.49).

(All amounts in RMB millions unless otherwise stated)

28. EQUITY-SETTLED SHARE OPTION SCHEMES (CONTINUED)

As at balance sheet date, the information of outstanding share options is summarised as follows:

Date of options grant	Vesting period	Exercisable period (Note i)	The price per share to be paid on exercise of options	Number of share options outstanding as at 30 June 2013	Number of share options outstanding as at 31 December 2012
Share options granted under the Share Option Scheme:					
21 May 2003	21 May 2003 to 21 May 2006	21 May 2004 to 20 May 2013	HKD4.30	–	8,956,000
20 July 2004	20 July 2004 to 20 July 2007	20 July 2005 to 19 July 2014	HKD5.92	**29,170,000**	41,024,000
21 December 2004	21 December 2004 to 21 December 2007	21 December 2005 to 20 December 2014	HKD6.20	**654,000**	654,000
15 February 2006	15 February 2006 to 15 February 2009	15 February 2008 to 14 February 2015	HKD6.35	**124,664,000**	151,406,000
Share options granted under the Special Purpose Share Option Scheme:					
15 October 2008	15 October 2008 to 17 May 2009	15 October 2008 to 16 November 2014	HKD5.57	**80,042,240**	100,361,690
15 October 2008	15 October 2008 to 6 December 2010	15 October 2008 to 5 December 2014	HKD8.26	**81,635,772**	88,929,468
				316,166,012	391,331,158

(All amounts in RMB millions unless otherwise stated)

28. EQUITY-SETTLED SHARE OPTION SCHEMES (CONTINUED)

Note i: In 2009, the exercise periods of approximately 25,000,000 share options were extended by one year by the Board pursuant to the terms of the Share Option Scheme. The reasons for such extension were that (i) the holders of those share options were determined by the Board as "Transferred Personnel" under the relevant terms of the Share Option Scheme due to the transfers of those option holders to other telecommunications operators as part of the 2008 industry restructuring and (ii) those share options were not exercisable due to a "Mandatory Moratorium" under the relevant terms of the Share Option Scheme. As the "Mandatory Moratorium" is in force until middle of 2013, the Board further extended the exercise periods of certain share options by one year in each of March 2010, 2011, 2012 and 2013 under the relevant terms of the Share Option Scheme. As at 30 June 2013, approximately 13,392,000 share options held by Transferred Personnel remained valid.

Furthermore, in each of March 2010, 2011, 2012 and 2013, the expiry dates for certain share options were extended by one year by the Board pursuant to the terms of each of the Share Option Scheme and the Special Purpose Share Option Scheme, because those share options were not exercisable during the "Mandatory Moratorium Period" due to "Mandatory Moratorium", which was in force until middle of 2013, under the respective terms of each of the Share Option Scheme and the Special Purpose Share Option Scheme. The 2012 extension and the 2013 extension did not have significant impact on the unaudited condensed consolidated interim statement of income for the six months ended 30 June 2012 and 2013 respectively.

Note ii: The options outstanding as at 30 June 2013 had a weighted average remaining contractual life of 1.46 years (31 December 2012: 0.94 years).

29. DIVIDENDS

At the annual general meeting held on 21 May 2013, the shareholders of the Company approved the payment of a final dividend of RMB0.12 per ordinary share for the year ended 31 December 2012, totaling approximately RMB2,836 million (for the year ended 31 December 2011: final dividend of RMB0.10 per ordinary share, totaling approximately RMB2,356 million) which has been reflected as a reduction of retained profits for the six months ended 30 June 2013. Among the dividend payable of approximately RMB653 million as at 30 June 2013, dividend of approximately RMB644 million was due to Unicom BVI.

Pursuant to the PRC enterprise income tax law, a 10% withholding income tax is levied on dividends declared on or after 1 January 2008 by foreign investment enterprises to their foreign enterprise shareholders unless the enterprise investor is deemed as a PRC Tax Resident Enterprise ("TRE"). On 11 November 2010, the Company obtained an approval from State Administration of Taxation, pursuant to which the Company qualifies as a PRC TRE from 1 January 2008. Therefore, as at 30 June 2013, the Company's subsidiaries in the PRC did not accrue for withholding tax on dividends distributed to the Company and there has been no deferred tax liability accrued in the Group's consolidated financial statements for the undistributed profits of the Company's subsidiaries in the PRC.

For the Company's non-PRC TRE enterprise shareholders, the Company would distribute dividends after deducting the amount of enterprise income tax payable by these non-PRC TRE enterprise shareholders thereon and reclassify the related dividend payable to withholding tax payable upon the declaration of such dividends. The requirement to withhold tax does not apply to the Company's shareholders appearing as individuals in its share register.

30. EARNINGS PER SHARE

Basic earnings per share for the six months ended 30 June 2013 and 2012 were computed by dividing the profit attributable to equity shareholders of the Company by the weighted average number of ordinary shares outstanding during the periods.

Diluted earnings per share for the six months ended 30 June 2013 and 2012 were computed by dividing the profit attributable to equity shareholders of the Company by the weighted average number of ordinary shares outstanding during the periods, after adjusting for the effects of dilutive potential ordinary shares. All dilutive potential ordinary shares for the six months ended 30 June 2013 and 2012 arose from (i) share options granted under the amended Share Option Scheme; (ii) share options granted under the amended Special Purpose Share Option Scheme; and (iii) the convertible bonds.

The following table sets forth the computation of basic and diluted earnings per share:

	Six months ended 30 June	
	2013	2012
Numerator (in RMB millions):		
Profit attributable to equity shareholders of the Company used in computing basic earnings per share	**5,317**	3,430
Imputed finance cost on the liability component of convertible bonds	**105**	105
Profit attributable to equity shareholders of the Company used in computing diluted earnings per share	**5,422**	3,535
Denominator (in millions):		
Weighted average number of ordinary shares outstanding used in computing basic earnings per share	**23,587**	23,565
Dilutive equivalent shares arising from share options	**154**	198
Dilutive equivalent shares arising from convertible bonds	**918**	902
Shares used in computing diluted earnings per share	**24,659**	24,665
Basic earnings per share (in RMB)	**0.23**	0.15
Diluted earnings per share (in RMB)	**0.22**	0.14

(All amounts in RMB millions unless otherwise stated)

31. FAIR VALUE ESTIMATION

The table below analyses financial instruments carried at fair value, by valuation method. The different levels have been defined as follows:

- Quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date (level 1).
- Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly or indirectly (level 2).
- Unobservable inputs for the asset or liability (level 3).

The following table presents the Group's assets that are measured at fair value at 30 June 2013:

	Level 1	**Level 2**	**Level 3**	**Total**
Recurring fair value measurement:				
Financial assets at fair value through other comprehensive income				
– Equity securities	**5,197**	**–**	**–**	**5,197**

The following table presents the Group's assets that are measured at fair value at 31 December 2012:

	Level 1	Level 2	Level 3	Total
Recurring fair value measurement:				
Financial assets at fair value through other comprehensive income				
– Equity securities	5,567	–	–	5,567

The fair value of financial instruments traded in active markets is based on quoted market prices at the balance sheet date. A market is regarded as active if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service, or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm's length basis. The quoted market price used for financial assets held by the Group is the current bid price. These instruments are included in level 1 and comprise primarily equity securities of Telefónica which are classified as financial assets at fair value through other comprehensive income.

During the six months ended 30 June 2013, there was no transfer between Level 1 and Level 2, or transfer into or out of Level 3 (year ended 31 December 2012: Nil). The Group's policy is to recognise transfers between levels of fair value hierarchy as at the end of the reporting period in which they occur.

(All amounts in RMB millions unless otherwise stated)

32. RELATED PARTY TRANSACTIONS

Unicom Group is a state-owned enterprise directly controlled by the PRC government. The PRC government is the Company's ultimate controlling party. Neither Unicom Group nor the PRC government publishes financial statements available for public use.

The PRC government controls a significant portion of the productive assets and entities in the PRC. The Group provides telecommunications services as part of its retail transactions, thus, is likely to have extensive transactions with the employees of other state-controlled entities, including their key management personnel and their close family members. These transactions are carried out on commercial terms that are consistently applied to all customers.

Management considers certain state-owned enterprises, which mainly include other telecommunications services operators and state-owned banks, have material transactions with the Group in its ordinary course of business. These transactions are mainly carried out on terms comparable to those conducted with third parties or standards promulgated by relevant government authorities and have been reflected in the unaudited condensed consolidated interim financial information.

The Group's telecommunications network depends, in large part, on interconnection with the network and on transmission lines leased from other domestic carriers. Management believes that meaningful information relating to related party transactions has been disclosed below.

32.1 Connected transactions with Unicom Group and its subsidiaries

(a) Recurring transactions

The following is a summary of significant recurring transactions carried out by the Group with Unicom Group and its subsidiaries. In the directors' opinion, these transactions were carried out in the ordinary course of business.

	Six months ended 30 June	
	2013	2012
Transactions with Unicom Group and its subsidiaries:		
Leasing fee of Telecommunications Networks in Southern China	**-**	1,300
Charges for value-added telecommunications services	**20**	16
Rental charges for property leasing	**460**	467
Charges for lease of telecommunications resources	**164**	147
Charges for engineering design and construction services	**664**	741
Charges for shared services	**73**	86
Charges for equipment procurement services	**81**	127
Charges for ancillary telecommunications services	**798**	621
Charges for comprehensive support services	**131**	138
Income from comprehensive support services	**37**	54

(All amounts in RMB millions unless otherwise stated)

32. RELATED PARTY TRANSACTIONS (CONTINUED)

32.1 Connected transactions with Unicom Group and its subsidiaries (Continued)

(a) Recurring transactions (Continued)

On 29 October 2010, CUCL entered into the new agreements, "2011–2012 Network Lease Agreement" with Unicom New Horizon, and "2011 Comprehensive Services Agreement" with Unicom Group to renew certain continuing connected transactions as disclosed in the table (a) above. Major changes of the key terms of the new agreements are set out as follows:

- 2011–2012 Network Lease Agreement

  Pursuant to 2011–2012 Network Lease Agreement, the lease of Telecommunications Networks in Southern China was extended to another two years effective from 1 January 2011 to 31 December 2012 and was renewable at the option of CUCL with at least two months' prior notice on the same terms and conditions, except for the future lease fee which would remain subject to further negotiations between the parties, taking into account, among others, the then prevailing market conditions in Southern China. The annual fee payable by CUCL for the lease for the year ended 31 December 2012 was RMB2.6 billion. The 2011–2012 Network Lease Agreement expired on 31 December 2012.

- 2011 Comprehensive Services Agreement

  2011 Comprehensive Services Agreement has a term of three years commencing on 1 January 2011 and expiring on 31 December 2013, and the service fees payable are calculated on the same basis as under previous agreements.

(b) Non-recurring transaction

On 26 December 2012, CUCL completed the acquisition of Unicom New Horizon from Unicom Group (Note 2 (a)). Following the completion of the acquisition, the transaction between Unicom New Horizon and the Group has no longer been disclosed as a related party transaction in the consolidated financial statements as they have been eliminated on consolidation.

(All amounts in RMB millions unless otherwise stated)

32. RELATED PARTY TRANSACTIONS (CONTINUED)

32.1 Connected transactions with Unicom Group and its subsidiaries (Continued)

(c) Amounts due from and to Unicom Group and its subsidiaries

Amount due to Unicom Group as at 30 June 2013 included the unsecured entrusted loans from Unicom Group of approximately RMB1,344 million with interest rate at 5.4% per annum.

In addition, amounts due to Unicom Group as at 30 June 2013 and 31 December 2012 included the consideration payable in connection with the acquisition of China Unicom NewSpace Limited in 2011 of approximately RMB158 million.

Apart from the entrusted loan as aforementioned, amounts due from and to Unicom Group and its subsidiaries are unsecured, interest-free, repayable on demand/on contract terms and arise in the ordinary course of business in respect of transactions with Unicom Group and its subsidiaries as described in (a) above.

32.2 Domestic carriers

(a) Significant recurring transactions with domestic carriers

The following is a summary of significant transactions with domestic carriers in the ordinary course of business:

	Six months ended 30 June	
	2013	2012
Interconnection revenue	**7,631**	7,066
Interconnection charges	**8,958**	8,264
Leased line revenue	**80**	139
Leased line charges	**147**	15
Engineering design and technical service revenue	**99**	112

32. RELATED PARTY TRANSACTIONS (CONTINUED)

32.2 Domestic carriers (Continued)

(b) Amounts due from and to domestic carriers

	30 June 2013	31 December 2012
Amounts due from domestic carriers		
– Receivables for interconnection revenue, leased line revenue and engineering design and technical service revenue	**579**	755
– Less: Provision for doubtful debts	**(13)**	(17)
	566	738
Amounts due to domestic carriers		
– Payables for interconnection charges and leased line charges	**1,483**	1,163

All amounts due from and to domestic carriers are unsecured, interest-free and repayable within one year.

32.3 Key management compensation

The aggregate amounts of fees and emoluments paid/payable to directors of the Company during the six months ended 30 June 2013 and 2012 are set out below:

	Six months ended 30 June	
	2013 (RMB'000)	2012 (RMB'000)
Non-executive directors:		
Fees	**1,105**	967
Other benefits (a)	**–**	–
	1,105	967
Executive directors:		
Fees	**–**	–
Other emoluments		
– Salaries and allowances	**550**	550
– Bonuses paid and payable	**1,250**	1,250
– Other benefits (a)	**167**	5
– Contributions to pension schemes	**151**	64
	2,118	1,869
	3,223	2,836

(a) Other benefits represent the share-based compensation cost recognised during the six months ended 30 June 2013 and 2012 for the share options (Note 28) granted to the directors of the Company under the Company's share option schemes.

(All amounts in RMB millions unless otherwise stated)

33. CONTINGENCIES AND COMMITMENTS

33.1 Capital commitments

As at 30 June 2013 and 31 December 2012, the Group had capital commitments, mainly in relation to the construction of telecommunications network, as follows:

	30 June 2013			31 December 2012
	Land and buildings	**Equipment**	**Total**	Total
Authorised and contracted for	**326**	**10,900**	**11,226**	8,225
Authorised but not contracted for	**138**	**676**	**814**	1,470
	464	**11,576**	**12,040**	9,695

33.2 Operating lease commitments

As at 30 June 2013 and 31 December 2012, the Group had total future aggregate minimum operating lease payments under non-cancellable operating leases as follows:

	30 June 2013			31 December 2012
	Land and buildings	**Equipment**	**Total**	Total
Leases expiring:				
– not later than one year	**1,579**	**415**	**1,994**	2,092
– later than one year and not later than five years	**3,373**	**641**	**4,014**	5,184
– later than five years	**1,118**	**98**	**1,216**	745
	6,070	**1,154**	**7,224**	8,021

(All amounts in RMB millions unless otherwise stated)

33. CONTINGENCIES AND COMMITMENTS (CONTINUED)

33.3 Contingent liabilities

In 2011, the NDRC investigated the alleged monopolistic conducts in the broadband internet business of the Group. Based on management's assessment and continuous discussions with NDRC, management considered the likelihood of material future cash outflow as a result of the investigation is remote. Accordingly, no provisions were recorded as at 30 June 2013 and 31 December 2012.

34. EVENTS AFTER THE REPORTING PERIOD

On 10 July 2013, CUCL issued tranche one of 2013 super and short-term commercial paper in an amount of RMB15 billion, with a maturity date of 60 days from the date of issue and carries interests at 4.2% per annum.

35. APPROVAL OF FINANCIAL INFORMATION

This unaudited condensed consolidated interim financial information was approved by the Board of Directors on 8 August 2013.



To the Board of Directors of China Unicom (Hong Kong) Limited
(Incorporated in Hong Kong with limited liability)

INTRODUCTION

We have reviewed the interim financial information set out on pages 7 to 41 which comprises the condensed consolidated interim balance sheet of China Unicom (Hong Kong) Limited (the "Company") and its subsidiaries (together, the "Group") as of 30 June 2013 and the related condensed consolidated interim statement of income, statement of comprehensive income, statement of changes in equity and statement of cash flows for the six-month period then ended and explanatory notes. The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited require the preparation of an interim financial report to be in compliance with the relevant provisions thereof, and to be in compliance with either International Accounting Standard 34 "Interim Financial Reporting" issued by the International Accounting Standards Board or Hong Kong Accounting Standard 34 "Interim Financial Reporting" issued by the Hong Kong Institute of Certified Public Accountants, depending on whether the issuer's annual financial statements are prepared in accordance with International Financial Reporting Standards ("IFRSs") or Hong Kong Financial Reporting Standards ("HKFRSs") respectively. As the annual financial statements of the Group are prepared in accordance with both IFRSs and HKFRSs, the directors are responsible for the preparation and presentation of the interim financial information in accordance with both International Accounting Standard 34 and Hong Kong Accounting Standard 34.

Our responsibility is to form a conclusion, based on our review, on the interim financial information and to report our conclusion solely to you, as a body, in accordance with our agreed terms of engagement, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

SCOPE OF REVIEW

We conducted our review in accordance with Hong Kong Standard on Review Engagements 2410, "Review of interim financial information performed by the independent auditor of the entity", issued by the Hong Kong Institute of Certified Public Accountants. A review of the interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Hong Kong Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly we do not express an audit opinion.

CONCLUSION

Based on our review, nothing has come to our attention that causes us to believe that the interim financial information as at 30 June 2013 is not prepared, in all material respects, in accordance with International Accounting Standard 34 "Interim Financial Reporting" and Hong Kong Accounting Standard 34 "Interim Financial Reporting".

KPMG
Certified Public Accountants
8th Floor, Prince's Building
10 Chater Road
Central, Hong Kong

8 August 2013

SHARE OPTION SCHEMES OF THE COMPANY

1. Share Option Scheme

On 1 June 2000, the Company adopted a share option scheme, which was amended on 13 May 2002, 11 May 2007 and 26 May 2009 (the "Share Option Scheme"). The purpose of the Share Option Scheme was to provide incentives and rewards to employees who have made contributions to the development of the Company. The Share Option Scheme was valid and effective for a period of 10 years commencing on 21 June 2000 and expired on 21 June 2010. Following the expiry of the Share Option Scheme, no further share option can be granted under the Share Option Scheme, but the provisions of the Share Option Scheme will remain in full force and effect to the extent necessary to give effect to the exercise of any share options granted prior thereto or otherwise as may be required in accordance with the provisions of the Share Option Scheme. Under the Share Option Scheme:

(1) share options may be granted to employees including all directors (the "Directors") of the Company;

(2) any grant of share options to a Connected Person (as defined in the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules")) of the Company must be approved by the independent non-executive directors of the Company (excluding any independent non-executive director of the Company in the case such director is a grantee of the options);

(3) the maximum number of shares in respect of which share options may be granted must not exceed 10% of the issued share capital of the Company as at 13 May 2002;

(4) the option period commences on any day after the date on which such share option is offered, but may not exceed 10 years from the offer date;

(5) the subscription price shall not be less than the higher of:

 (a) the nominal value of the shares;

 (b) the closing price of the shares on The Stock Exchange of Hong Kong Limited (the "Hong Kong Stock Exchange") on the offer date in respect of the share options; and

 (c) the average closing price of the shares on the Hong Kong Stock Exchange for the five trading days immediately preceding the offer date;

(6) the total number of shares in the Company issued and to be issued upon exercise of the share options granted to a participant of the Share Option Scheme (including both exercised and outstanding share options) in any 12-month period must not exceed 1% of the issued share capital of the Company; and

(7) the consideration payable for each grant is HKD1.00.

As at 30 June 2013, 154,488,000 share options had been granted and remained valid under the Share Option Scheme, representing approximately 0.65% of the issued share capital of the Company as at the latest practicable date prior to the printing of this interim report. Among these share options, 1,896,000 share options were held by the Directors and their associates as at 30 June 2013. Please refer to the subsection headed "Share Option Schemes of the Company — 3. Interests of Directors, Chief Executives and Employees under the Share Option Scheme and the Special Purpose Share Option Scheme" for details. All of the share options granted and outstanding as at 30 June 2013 are governed by the terms of the Share Option Scheme.

During the six months ended 30 June 2013, the following share options granted under the Share Option Scheme were exercised:

Number of Options	Exercise Price (HKD)
8,846,000	4.30
11,854,000	5.92
26,742,000	6.35

During the six months ended 30 June 2013, 110,000 share options granted under the Share Option Scheme at the exercise price of HKD4.30 for each option were lapsed.

2. Special Purpose Share Option Scheme

On 16 September 2008, the Company adopted a special purpose share option scheme (the "Special Purpose Share Option Scheme") in connection with the merger of the Company and China Netcom Group Corporation (Hong Kong) Limited ("China Netcom") by way of a scheme of arrangement (the "Scheme") of China Netcom under Section 166 of the Hong Kong Companies Ordinance (the "Companies Ordinance"). The Special Purpose Share Option Scheme provides the Company with a means to incentivise and retain the holders of share options (the "Netcom Options") granted under the share option scheme adopted by China Netcom (the "Netcom Share Option Scheme"), who were middle to senior management staff of China Netcom and its subsidiaries, and to encourage them to contribute to increasing the value of the Company. The Special Purpose Share Option Scheme is valid and effective during the period commencing on 15 October 2008 and ending on 30 September 2014, being the 10th anniversary of the date on which the Netcom Share Option Scheme was adopted. The terms of the Special Purpose Share Option Scheme were amended on 26 May 2009. The principal terms of the Special Purpose Share Option Scheme are summarised below:

A. *Grant of Special Unicom Options and Exercise Price*

(i) The maximum number of share options (the "Special Unicom Options") granted to each eligible participant (the "Eligible Participant") under the Special Purpose Share Option Scheme and the exercise price of such options are determined in accordance with the following formula:

Number of Special Unicom Options = X x Y
Exercise price of each Special Unicom Option = Z/X

where:

"X" is the exchange ratio (the "Share Exchange Ratio") of 1.508 shares in the Company for each China Netcom share cancelled under the Scheme;

"Y" is the number of outstanding Netcom Options held by an Eligible Participant as at 5:00 p.m. (Hong Kong time) on 14 October 2008 (the "Scheme Record Time"); and

"Z" is the exercise price of an outstanding Netcom Option held by an Eligible Participant at the Scheme Record Time.

Fractions of Special Unicom Options were not granted to the Eligible Participants.

Based on the formulae set out above, the exercise price of a Special Purpose 2004 Unicom Option (as defined below) is HKD5.57 and the exercise price of a Special Purpose 2005 Unicom Option (as defined below) is HKD8.26. The Board has the right to make corresponding alterations to the number of shares involved in the Special Unicom Options and the exercise price in the event of a capitalization issue, rights issue, sub-division or consolidation of the Company's shares or reduction of capital. Such adjustments shall give the Eligible Participants the same proportion of the issued share capital to which they would have been entitled prior to such alteration, and shall not cause the Company's shares to be issued below its par value.

(ii) No amount is payable on acceptance of the grant of a Special Unicom Option.

B. Exercise of Special Unicom Options

The Special Unicom Options are exercised in accordance with the following vesting schedules:

(i) Special Unicom Options granted to the Eligible Participants in respect of the Netcom Options granted to them on 22 October 2004 (the "2004 Netcom Options") and held by them as at the Scheme Record Time (the "Special Purpose 2004 Unicom Options") are effective from 15 October 2008 until 16 November 2014 (as extended by the Board). Any Special Purpose 2004 Unicom Option not exercised by 16 November 2014 shall lapse automatically. The respective exercise periods of the Special Purpose 2004 Unicom Options and the maximum number of such options exercisable at each period are set forth in Note 3 under the subsection headed "Share Option Schemes of the Company — 3. Interests of Directors, Chief Executives and Employees under the Share Option Scheme and the Special Purpose Share Option Scheme" below; and

(ii) Special Unicom Options granted to Eligible Participants in respect of the Netcom Options granted to them on 6 December 2005 (the "2005 Netcom Options") and held by them as at the Scheme Record Time (the "Special Purpose 2005 Unicom Options") are effective from 15 October 2008 until 5 December 2014 (as extended by the Board). Any Special Purpose 2005 Unicom Option not exercised by 5 December 2014 shall lapse automatically. The respective exercise periods of the Special Purpose 2005 Unicom Options and the maximum number of such options exercisable at each period are set forth in Note 3 under the subsection headed "Share Option Schemes of the Company — 3. Interests of Directors, Chief Executives and Employees under the Share Option Scheme and the Special Purpose Share Option Scheme" below.

Please refer to the Company's circular issued on 15 August 2008 for further details on the terms of the Special Purpose Share Option Scheme.

As at 30 June 2013, 161,678,012 share options had been granted and remained valid under the Special Purpose Share Option Scheme, representing approximately 0.68% of the issued share capital of the Company as at the latest practicable date prior to the printing of this interim report. Among these share options, 723,840 share options were held by a Director as at 30 June 2013. All of the share options granted and outstanding as at 30 June 2013 are governed by the terms of the Special Purpose Share Option Scheme.

During the six months ended 30 June 2013, the following share options granted under the Special Purpose Share Option Scheme were exercised:

Number of Options	Exercise Price (HKD)
20,319,450	5.57
7,293,696	8.26

3. Interest of Directors, Chief Executives and Employees under the Share Option Scheme and the Special Purpose Share Option Scheme

	Capacity and Nature	Date of Grant[3]	Exercise Price (HKD)	No. of Options Outstanding as at 1 January 2013[1]	Movement During the Period			No. of Options Outstanding as at 30 June 2013[1]
					Granted[1]	Exercised[1]	Lapsed[1]	
Directors								
Chang Xiaobing	Beneficial owner	21 December 2004	6.20	526,000	–	–	–	526,000
(Chairman and CEO)	(Personal)	15 February 2006	6.35	746,000	–	–	–	746,000
								1,272,000
Lu Yimin	–	–	–	–	–	–	–	–
Tong Jilu	Beneficial owner	20 July 2004	5.92	92,000	–	–	–	92,000
	(Personal)	15 February 2006	6.35	460,000	–	–	–	460,000
	Beneficial owner	20 July 2004	5.92	32,000	–	–	–	32,000
	(Spouse)	15 February 2006	6.35	40,000	–	–	–	40,000
								624,000
Li Fushen	Beneficial owner (Personal)	15 October 2008	5.57	723,840	–	–	–	723,840
Cesareo Alierta Izuel	–	–	–	–	–	–	–	–
Cheung Wing Lam Linus	–	–	–	–	–	–	–	–
Wong Wai Ming	–	–	–	–	–	–	–	–
John Lawson Thornton	–	–	–	–	–	–	–	–
Chung Shui Ming Timpson	–	–	–	–	–	–	–	–
Cai Hongbin	–	–	–	–	–	–	–	–
Law Fan Chiu Fun Fanny	–	–	–	–	–	–	–	–
Employees		21 May 2003	4.30	8,956,000	–	(8,846,000)	(110,000)	–
		20 July 2004	5.92	40,900,000	–	(11,854,000)	–	29,046,000
		21 December 2004	6.20	128,000	–	–	–	128,000
		15 February 2006	6.35	150,160,000	–	(26,742,000)	–	123,418,000
		15 October 2008	5.57	99,637,850	–	(20,319,450)	–	79,318,400
		15 October 2008	8.26	88,929,468	–	(7,293,696)	–	81,635,772
								313,546,172[2]
Total				**391,331,158**				**316,166,012**

Notes:

1. Each share option gives the holder the right to subscribe for one share.

2. The share options outstanding as at 30 June 2013 include approximately 13,392,000 share options held by the option holders who were determined by the Board as "Transferred Personnel" under the applicable share option schemes due to the transfers of those option holders to other telecommunications operators as part of the 2008 industry restructuring.

3. Particulars of share options are as follows:

Date of Grant	Exercise Price (HKD)	Exercise Period*
Options Granted under the Share Option Scheme:		
21 May 2003	4.30	21 May 2004 to 20 May 2013 (in respect of 40% of the options granted) 21 May 2005 to 20 May 2013 (in respect of 30% of the options granted) 21 May 2006 to 20 May 2013 (in respect of the remaining 30% of the options granted)
20 July 2004	5.92	20 July 2005 to 19 July 2014 (in respect of 40% of the options granted) 20 July 2006 to 19 July 2014 (in respect of 30% of the options granted) 20 July 2007 to 19 July 2014 (in respect of the remaining 30% of the options granted)
21 December 2004	6.20	21 December 2005 to 20 December 2014 (in respect of 40% of the options granted) 21 December 2006 to 20 December 2014 (in respect of 30% of the options granted) 21 December 2007 to 20 December 2014 (in respect of the remaining 30% of the options granted)
15 February 2006	6.35	15 February 2008 to 14 February 2015 (in respect of 50% of the options granted) 15 February 2009 to 14 February 2015 (in respect of the remaining 50% of the options granted)
Options Granted under the Special Purpose Share Option Scheme:		
15 October 2008	5.57	15 October 2008 to 16 November 2014 (in respect of the options granted in relation to the 2004 Netcom Options outstanding as at the Scheme Record Time and exercisable from 17 May 2006 to 16 November 2010; 17 May 2007 to 16 November 2010 and 17 May 2008 to 16 November 2010, respectively) 17 May 2009 to 16 November 2014 (in respect of the options granted in relation to the 2004 Netcom Options outstanding as at the Scheme Record Time and exercisable from 17 May 2009 to 16 November 2010)
15 October 2008	8.26	15 October 2008 to 5 December 2014 (in respect of the options granted in relation to the 2005 Netcom Options outstanding as at the Scheme Record Time and exercisable from 6 December 2007 to 5 December 2011) 6 December 2008 to 5 December 2014 (in respect of the options granted in relation to the 2005 Netcom Options outstanding as at the Scheme Record Time and exercisable from 6 December 2008 to 5 December 2011) 6 December 2009 to 5 December 2014 (in respect of the options granted in relation to the 2005 Netcom Options outstanding as at the Scheme Record Time and exercisable from 6 December 2009 to 5 December 2011) 6 December 2010 to 5 December 2014 (in respect of the options granted in relation to the 2005 Netcom Options outstanding as at the Scheme Record Time and exercisable from 6 December 2010 to 5 December 2011)

* In 2009, the exercise periods of approximately 25,000,000 share options were extended by one year by the Board pursuant to the terms of the Share Option Scheme. The reasons for such extension were that (i) the holders of those share options were determined by the Board as "Transferred Personnel" under the relevant terms of the Share Option Scheme due to the transfers of those option holders to other telecommunications operators as part of the 2008 industry restructuring and (ii) those share options were not exercisable due to a "Mandatory Moratorium" under the relevant terms of the Share Option Scheme. As the "Mandatory Moratorium" was in force until middle of 2013, the Board further extended the exercise periods of certain share options by one year in each of March 2010, 2011, 2012 and 2013 under the relevant terms of the Share Option Scheme. As at 30 June 2013, approximately 13,392,000 share options held by Transferred Personnel (as discussed in Note 2 above) remained valid.

Furthermore, in each of March 2010, 2011, 2012 and 2013, the expiry dates for certain share options were extended by one year by the Board pursuant to the terms of each of the Share Option Scheme and the Special Purpose Share Option Scheme, because those share options were not exercisable during the "Mandatory Moratorium Period" due to "Mandatory Moratorium", which was in force until middle of 2013, under the respective terms of each of the Share Option Scheme and the Special Purpose Share Option Scheme.

4. Details of share options exercised during the six months ended 30 June 2013 are as follows:

Grant date	Exercise price HKD	Weighted average closing price per share at respective dates immediately before dates of exercise of options HKD	Proceeds received HKD	Number of shares
21 May 2003	4.30	10.80	38,037,800	8,846,000
20 July 2004	5.92	10.96	70,175,680	11,854,000
15 February 2006	6.35	11.02	169,811,700	26,742,000
15 October 2008	5.57	11.05	113,179,336	20,319,450
15 October 2008	8.26	11.07	60,245,929	7,293,696

DIRECTORS' INTERESTS AND SHORT POSITIONS IN SHARES, UNDERLYING SHARES OR DEBENTURES

As at 30 June 2013, the interests and short positions of the Directors in any shares, underlying shares or debentures of the Company or any of its associated corporations (as defined in the Hong Kong Securities and Futures Ordinance (the "SFO")) as recorded in the register required to be kept under Section 352 of the SFO or as otherwise notified to the Company and the Hong Kong Stock Exchange pursuant to the "Model Code for Securities Transactions by Directors of Listed Issuers" were as follows:

Director	Capacity	Ordinary Shares Held	Percentage of Issued Shares
Cheung Wing Lam Linus	Beneficial owner (Personal)	400,000	0.0017%
Chung Shui Ming Timpson	Beneficial owner (Personal)	6,000	0.0000%

Please refer to the subsection headed "Share Option Schemes of the Company — 3. Interests of Directors, Chief Executives and Employees under the Share Option Scheme and the Special Purpose Share Option Scheme" hereinabove for the interests and rights to acquire shares held by the Directors and the chief executive of the Company as at 30 June 2013 under the Share Option Scheme and the Special Purpose Share Option Scheme.

Apart from those disclosed herein, at no time during the six months ended 30 June 2013 was the Company, or any of its holding companies or subsidiaries, a party to any arrangement to enable the Directors or any of their spouses or children under eighteen years of age to acquire benefits by means of acquiring shares or debentures of the Company or any of its associated corporations (as defined in the SFO).

Furthermore, apart from those disclosed herein, as at 30 June 2013, none of the Directors or the chief executive of the Company had any personal, family, corporate or other interests or short positions in any shares, underlying shares or debentures of the Company or any of its associated corporations as defined in the SFO.

SUBSTANTIAL INTERESTS AND SHORT POSITIONS IN THE SHARE CAPITAL OF THE COMPANY

The following table sets out the interests and short positions of each person, other than a director or a chief executive of the Company, in the shares or underlying shares of the Company as notified to the Company and recorded in the register required to be kept under Section 336 of the SFO as at 30 June 2013:

		Ordinary Shares Held		Percentage of
		Directly	**Indirectly**	**Issued Shares**
(i)	China United Network Communications Group Company Limited ("Unicom Group")[1,2]	–	18,032,853,047	76.28%
(ii)	China United Network Communications Limited ("Unicom A Share Company")[1]	–	9,725,000,020	41.14%
(iii)	China Unicom (BVI) Limited ("Unicom BVI")[1]	9,725,000,020	–	41.14%
(iv)	China Unicom Group Corporation (BVI) Limited ("Unicom Group BVI")[2,3]	8,082,130,236	225,722,791	35.14%

Notes:

1. Unicom Group and Unicom A Share Company directly or indirectly control one-third or more of the voting rights in the shareholders' meetings of Unicom BVI, and in accordance with the SFO, the interests of Unicom BVI are deemed to be, and have therefore been included in, the respective interests of Unicom Group and Unicom A Share Company.

2. Unicom Group BVI is a wholly-owned subsidiary of Unicom Group. In accordance with the SFO, the interests of Unicom Group BVI are deemed to be, and have therefore been included in, the interests of Unicom Group.

3. Unicom Group BVI holds 8,082,130,236 shares (representing 34.19% of the issued shares) of the Company directly. In addition, Unicom Group BVI is also deemed under the SFO to be interested in 225,722,791 shares (representing 0.95% of the issued shares) of the Company held as trustee on behalf of a PRC shareholder.

Apart from the foregoing, as at 30 June 2013, no person had any interest or short position in the shares or underlying shares in the Company as recorded in the register required to be kept under Section 336 of the SFO.

Please also refer to Note 12 to the interim financial information for details of the share capital of the Company.

INTERIM DIVIDEND

It was resolved by the Board that no interim dividend for the six months ended 30 June 2013 will be paid.

CHARGE ON ASSETS

As at 30 June 2013, no property, plant and equipment was pledged to banks as loan security (31 December 2012: Nil).

REPURCHASE, SALE OR REDEMPTION OF LISTED SHARES OF THE COMPANY

For the six months ended 30 June 2013, neither the Company nor any of its subsidiaries had repurchased, sold or redeemed any of the Company's listed shares.

COMPOSITION OF THE BOARD

The directors during the period were:

Executive Directors:

Chang Xiaobing (Chairman and CEO)
Lu Yimin
Tong Jilu
Li Fushen

Non-Executive Director:

Cesareo Alierta Izuel

Independent Non-Executive Directors:

Cheung Wing Lam Linus
Wong Wai Ming
John Lawson Thornton
Chung Shui Ming Timpson
Cai Hongbin
Law Fan Chiu Fun Fanny

CHANGES OF DIRECTORS' INFORMATION

Below are certain changes to the information of our Directors since the publication of the Company's 2012 annual report:

- Mr. John Lawson Thornton retired as a Director of HSBC Holdings plc.
- Mr. Cheung Wing Lam Linus retired as Chairman of the University of Hong Kong School of Professional and Continuing Education.

AUDIT COMMITTEE

The Audit Committee comprises Mr. Wong Wai Ming, Mr. Cheung Wing Lam Linus, Mr. John Lawson Thornton, Mr. Chung Shui Ming Timpson, Mr. Cai Hongbin and Mrs. Law Fan Chiu Fun Fanny, all being independent non-executive directors of the Company. The Chairman of the Audit Committee is Mr. Wong Wai Ming. All members of the Audit Committee have satisfied the "independence" requirements in relation to an Audit Committee member under applicable laws, regulations and rules. Amongst the members of the Audit Committee, one member is an accountant with extensive accounting professional experience, and the Chairman of the Audit Committee is a chartered accountant with expertise and experience in accounting and financial management.

The major responsibilities of the Audit Committee include: as the key representative body for overseeing the Company's relationship with the independent auditor, considering and approving the appointment, resignation and removal of the independent auditor; pre-approval of services and fees to be provided by the independent auditor based on the established pre-approval framework; supervising the independent auditor and determining the potential impact of non-audit services on such auditor's independence; reviewing quarterly and interim financial information as well as annual financial statements; coordinating and discussing with the independent auditor with respect to any issues identified and recommendations made during the audits; reviewing correspondences from the independent auditor to the management and responses of the management; discussing the internal control system with the management and reviewing the reports on the internal control procedures of the Company.

The Audit Committee, together with the management of the Company, has reviewed the accounting principles and practices adopted by the Company as well as the internal control procedures of the Company, and discussed financial reporting matters, including the review of interim financial information for the six months ended 30 June 2013.

REMUNERATION COMMITTEE

The Remuneration Committee comprises Mr. Cheung Wing Lam Linus, Mr. Wong Wai Ming, Mr. John Lawson Thornton, Mr. Chung Shui Ming Timpson and Mr. Cai Hongbin, all being independent non-executive directors of the Company. The Chairman of the Remuneration Committee is Mr. Cheung Wing Lam Linus.

The major responsibilities of the Remuneration Committee include: considering and approving the remuneration policies and structure for Directors' and senior management's remuneration; considering and making recommendation to the Board on the remuneration packages of Directors and senior management; and considering and approving the Company's share option schemes. The Remuneration Committee conducts performance review of the Chief Executive Officer (the "CEO") and determines the CEO's year-end bonus pursuant to the performance target contract entered into between the Board and the CEO. The CEO is responsible for the performance review and determination of performance-based year-end bonuses for the other members of the Company's management, which is subject to the review of the Remuneration Committee. In addition, the Remuneration Committee consults the Chairman on the remuneration proposals for other executive directors.

NOMINATION COMMITTEE

The Nomination Committee comprises Mr. Cai Hongbin, Mr. Chang Xiaobing, Mr. John Lawson Thornton and Mr. Chung Shui Ming Timpson. Except for Mr. Chang Xiaobing, who is the Chairman and CEO of the Company, each of Mr. Cai Hongbin, Mr. John Lawson Thornton and Mr. Chung Shui Ming Timpson is an independent non-executive director of the Company. The Chairman of the Nomination Committee is Mr. Cai Hongbin.

The major responsibilities of the Nomination Committee include: reviewing the structure, size and composition of the Board at least annually and making recommendations on any proposed changes to the Board to complement the corporate strategy of the Company; identifying individuals suitably qualified to become Board members and selecting or making recommendations to the Board; formulating, reviewing and implementing the policy of diversity of Board members; assessing the independence of independent non-executive directors; making recommendations to the Board on the appointment or re-appointment of Directors and succession planning for Directors; giving its opinion to the Board on candidates of the senior management nominated by the CEO and on changes to the senior management of the Company.

CORPORATE GOVERNANCE

1. Compliance with Corporate Governance Code

The Company is committed to maintaining high standards of corporate governance. The Company has complied with the code provisions in the Corporate Governance Code (the "Code Provision") as set out in Appendix 14 of the Listing Rules for the six months ended 30 June 2013 except the following:

(a) Under Code Provision A.2.1, the roles and responsibilities of the chairman and the chief executive should be separate and should not be performed by the same individual. The Board understands that the principle of Code Provision A.2.1 is to clearly separate the management of the Board from the daily management of the Company so as to ensure balance of power and authority.

Mr. Chang Xiaobing serves as Chairman and CEO of the Company. Mr. Lu Yimin serves as President of the Company. Mr. Chang Xiaobing is responsible for chairing the Board and for all material affairs, including development, business strategy, operation and management, of the Company. Mr. Lu Yimin is responsible for the daily operation and management of the Company.

The Board believes that at the present stage, Mr. Chang Xiaobing and Mr. Lu Yimin have achieved the aforesaid principle of separation of responsibilities. These arrangements also facilitate the formulation and implementation of the Company's strategies in a more effective manner so as to support the effective development of the Company's business.

(b) Under Code Provision A.4.1, non-executive directors should be appointed for a specific term, subject to re-election. The Company's non-executive directors are not appointed for a specific term but are subject to retirement by rotation at general meetings of the shareholders and re-election by shareholders pursuant to the Company's memorandum and articles of association. All Directors of the Company are subject to retirement by rotation at least once every three years.

2. Model Code for Securities Transactions by Directors

The Company has established the "Code for Dealing of Securities by Directors" in accordance with the "Model Code for Securities Transactions by Directors of Listed Issuers", as set out in Appendix 10 of the Listing Rules. The Company had made specific enquiries to Directors as to their respective compliance with the relevant code for securities transactions for the six months ended 30 June 2013, and all of the Directors have confirmed such compliance.

3. Requirements under Section 404 of the U.S. Sarbanes-Oxley Act of 2002 (the "SOX Act")

Compliance with the requirements under Section 404 of the SOX Act has been an area of emphasis for the Company. The relevant sections of the SOX Act require the management of non-U.S. issuers with equity securities listed on U.S. stock exchanges to issue reports and make representations as to internal control over financial reporting.

The relevant internal control report needs to stress the management's responsibility for establishing and maintaining adequate and effective internal control over financial reporting. Management is required to assess the effectiveness of the Company's internal control over financial reporting as at year end. Under Section 404 of the SOX Act, the Company's management is required to conduct an assessment of the effectiveness of the Company's internal control over financial reporting as at 31 December 2012. The management's assessment report was included in the Company's annual report on Form 20-F for the year ended 31 December 2012 ("Form 20-F"), as filed with the United States Securities and Exchange Commission on 25 April 2013.

4. Summary of Significant Differences between the Corporate Governance Practices of the Company and the Corporate Governance Practices Required to be Followed by US Companies under the New York Stock Exchange's Listing Standards

As a company listed on both the Hong Kong Stock Exchange and the New York Stock Exchange, the Company is subject to applicable Hong Kong laws and regulations, including the Listing Rules and the Companies Ordinance, as well as applicable U.S. federal securities laws, including the U.S. Securities Exchange Act of 1934, as amended, and the SOX Act. In addition, the Company is subject to the listing standards of the New York Stock Exchange to the extent they apply to non-U.S. issuers. As a non-U.S. issuer, the Company is not required to comply with all of the corporate governance listing standards of the New York Stock Exchange.

In accordance with the requirements of Section 303A.11 of the New York Stock Exchange Listed Company Manual, the Company has posted on its website (www.chinaunicom.com.hk) and included in the Form 20-F a summary of the significant differences between corporate governance practices of the Company and those required to be followed by U.S. companies under the listing standards of the New York Stock Exchange.

5. Appendix 16 of the Listing Rules

According to paragraph 40 of Appendix 16 to the Listing Rules headed "Disclosure of Financial Information", save as disclosed herein, the Company confirms that the Company's current information in relation to those matters set out in paragraph 32 of Appendix 16 has not been changed significantly from the information disclosed in the Company's 2012 Annual Report.

EMPLOYEE AND REMUNERATION POLICY

As at 30 June 2013, the Group had approximately 218,190 employees, 190 employees and 70 employees in Mainland China, Hong Kong and other countries, respectively. Furthermore, the Group had approximately 66,950 temporary staff in Mainland China. For the six months ended 30 June 2013, employee benefit expenses were approximately RMB14.934 billion (for the six months ended 30 June 2012: RMB13.740 billion). The Group endeavors to maintain its employees' remuneration in line with the market trend and to remain competitive. Employees' remuneration is determined in accordance with the Group's remuneration and bonus policies based on their performance. The Group also provides comprehensive benefit packages and career development opportunities for its employees, including retirement benefits, housing benefits and internal and external training programmes, tailored in accordance with individual needs.

FORWARD-LOOKING STATEMENTS

This interim report contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements may include, without limitation, statements relating to the Company's competitive position; the Company's business strategies and plans, including those relating to the Company's networks, products and services, as well as sales and marketing, in particular, such networks, products and services, sales and marketing in respect of the Company's 3G business; the Company's future business condition, future financial results, cash flows, financing plans and dividends; the future growth of market demand of, and opportunities for, the Company's new and existing products and services, in particular, 3G services; and future regulatory and other developments in the PRC telecommunications industry.

The words "anticipate", "believe", "could", "estimate", "intend", "may", "seek", "will" and similar expressions, as they relate to the Company, are intended to identify certain of these forward-looking statements. The Company does not intend to update any of these forward-looking statements and are under no obligation to do so.

The forward-looking statements contained in this interim report are, by their nature, subject to significant risks and uncertainties. In addition, these forward-looking statements reflect the Company's current views with respect to future events and are not a guarantee of the Company's future performance. Actual results may differ materially from those expressed or implied in the forward-looking statements as a result of a number of factors, including, without limitation:

- changes in the regulatory regime and policies for the PRC telecommunications industry, including, without limitation, changes in the regulatory policies of the Ministry of Industry and Information Technology (which has assumed the regulatory functions of the former Ministry of Information Industry), the State-owned Assets Supervision and Administration Commission, and other relevant government authorities of the PRC;
- changes in the PRC telecommunications industry resulting from the issuance of 3G licenses by the central government of the PRC;
- effects of tariff reduction and other policy initiatives from the relevant PRC government authorities;
- changes in telecommunications and related technologies and applications based on such technologies;
- the level of demand for telecommunications services, in particular, 3G services;
- competitive forces from more liberalized markets and the Company's ability to retain market share in the face of competition from existing telecommunications companies and potential new market entrants;
- effects of competition on the demand and price of the Company's telecommunications services;
- the availability, terms and deployment of capital and the impact of regulatory and competitive developments on capital outlays;

- the results of the anti-monopoly investigation by the National Development and Reform Commission of the PRC relating to the price charged for Internet dedicated leased line access service provided by the Company to Internet service providers;
- changes in the assumptions upon which the Company has prepared its projected financial information and capital expenditure plans; and
- changes in the political, economic, legal and social conditions in the PRC, including the PRC government's policies and initiatives with respect to economic development in light of the recent global economic downturn, foreign exchange policies, foreign investment activities and policies, entry by foreign companies into the PRC telecommunications market and structural changes in the PRC telecommunications industry.

Please also see the "Risk Factors" section of the Company's latest Annual Report on Form 20-F, as filed with the U.S. Securities and Exchange Commission.

By Order of the Board
Chu Ka Yee
Company Secretary

Hong Kong, 8 August 2013

- 中華人民共和國國家發展和改革委員會針對本公司提供給互聯網服務供應商的互聯網專線租用接入服務的收費價格進行反壟斷調查的結果；
- 本公司已編製的預計財務信息，以及資本性開支計劃的假設條件的情況變化；及
- 中國政治、經濟、法律及社會條件的變化，其中包括中國政府在近期全球經濟衰退形勢下對經濟增長、外匯管制、外國投資活動與政策、外國公司進入中國電信市場，以及中國電信業的結構性變化。

請同時參照本公司最新向美國證券交易委員會呈交之根據20-F表規格準備的美國年報中「風險因素」一節。

承董事會命
朱嘉儀
公司秘書

香港，二零一三年八月八日

5. 上市規則附錄十六

根據上市規則附錄十六之《財務資料的披露》第四十段，除了在此報告已作披露者外，本公司確認有關附錄十六第三十二段所列事宜的現有公司資料與本公司二零一二年年報所披露的資料並無重大變動。

僱員及薪酬政策

於二零一三年六月三十日，本集團於中國大陸、香港及其他國家分別約有218,190名、190名及70名在職員工，另於中國大陸約有66,950名市場化臨時性用工。截至二零一三年六月三十日止六個月期間，僱員薪酬及福利支出約為人民幣149.34億元(截至二零一二年六月三十日止六個月期間：人民幣137.40億元)。本集團盡力保持僱員薪酬水平符合市場趨勢並保持競爭力，僱員之薪酬乃根據本集團之薪金及花紅制度因應僱員表現而釐定。本集團亦為員工提供全面性的福利計劃及事業發展機會，包括退休福利、住房福利、按個別需要提供的內部及外間培訓課程。

前瞻性陳述

本中期報告包含一九三三年證券法案(經修訂)第27A節，以及一九三四年證券交易法案(經修訂)第21E節所述的若干前瞻性聲明。這些前瞻性聲明包括但不限於以下內容：本公司的競爭地位；本公司的戰略和計劃，其中包括本公司的網絡、產品與服務、營銷等方面的(尤其是與3G業務相關的)戰略和計劃；本公司未來的經營情況，其中包括未來的財務業績，現金流，融資計劃與股息；對本公司新的，以及現有產品與服務(特別是3G服務)需求的未來增長，以及這些產品與服務的商機；以及中國電信業未來監管與其他發展。「預計」、「相信」、「可能」、「估計」、「打算」、「也許」、「尋求」、「將要」等與本公司相關的類似表達用於表達若干前瞻性聲明。本公司不打算也沒有義務更新這些前瞻性聲明。

本中期報告中載有的前瞻性聲明，本質上取決於重大風險與不確定性。另外，這些前瞻性聲明為反映本公司當前對未來事件的看法，並不是對本公司未來業績的擔保。實際結果可能與本前瞻性聲明中明確或隱含的內容存在實質性差異，這些差異是由許多因素所導致的，包括但不限於以下因素：

- 中國電信業監管體制與政策的變化，包括但不限於工業及信息化部(其承擔了原信息產業部的監管職能)、國有資產監督管理委員會，以及中國其他相關政府機構的監管政策的變化；
- 中央政府發放3G牌照引發的中國電信業的變化；
- 中國相關政府機構降低資費，以及其他優惠政策所產生的影響；
- 電信、相關技術，以及基於這些技術應用方面的變化；
- 對電信服務(尤其是3G服務)需求的程度；
- 來自更開放的市場的競爭力量，以及面對來自現有電信公司及潛在的新的市場加入者的競爭下，本公司保持市場份額的能力；
- 對本公司電信服務的需求及價格的競爭影響；
- 資本的可用性、期限及部署，以及在資本支出方面的監管與競爭情況的影響；

董事會認為於現階段常小兵先生與陸益民先生已在職能上達至上述職責區分的目的，而該安排可更有效率地制定及實施本公司之策略，從而協助本公司進一步有效地發展其業務。

(b) 根據守則條文A.4.1規定，非執行董事應按指定任期委任，並須接受重新選舉。本公司非執行董事並非按指定任期委任，但需根據本公司的章程及細則於股東大會上輪值退任，並經股東重選。本公司所有董事均輪值退任，至少每三年一次。

2. 董事進行證券交易之標準守則

本公司按照上市規則附錄十之「上市公司董事進行證券交易的標準守則」而制訂其「董事進行證券交易的守則」。本公司已作出特定查詢，所有董事均確認彼等於二零一三年六月三十日止六個月內，一直遵守有關之證券交易守則。

3. 二零零二年美國薩班斯－奧克斯利法案(Sarbanes-Oxley Act)(以下簡稱「索克斯法案」)404條款的要求

本公司高度重視索克斯法案404條款的合規要求，有關法案包括要求美國證券市場上市的非美國發行人，其管理層要對與財務報告相關的內部控制，出具報告和聲明。

有關的內部控制報告必需強調公司管理層對建立並維護充分和有效的與財務報告相關的內部控制的責任。管理層更須評估於年度結束時與財務報告相關的內部控制的有效性。根據索克斯法案404條款的要求，本公司管理層需就本公司於二零一二年十二月三十一日對與財務報告相關的內部控制的有效性進行評估。管理層的評估報告已載於本公司於二零一三年四月二十五日存檔於美國證券交易委員會(United States Securities and Exchange Commission)的截至二零一二年十二月三十一日止年度之20-F表年報(「20-F表年報」)內。

4. 本公司企業管治制度與美國公司應遵循的紐約證券交易所上市規則有關企業管治規定的主要差異概述

作為一家同時在香港聯交所和紐約證券交易所兩地上市的公司，本公司受相應香港法律法規的約束，包括上市規則和香港公司條例，同時亦受相應美國聯邦證券法律法規的約束，包括一九三四年美國證券交易法修改案和索克斯法案。此外，本公司還須遵守紐約證券交易所上市規則中適用於非美國發行人的有關規定。但由於本公司為非美國發行人，無須完全遵從紐約證券交易所的所有有關企業管治的規定。

根據紐約證券交易所上市公司手冊第303A.11條規定，本公司已將本公司企業管治的執行與美國公司應遵循的紐約證券交易所有關規定之主要差異的總結在本公司的網站(www.chinaunicom.com.hk)上及20-F表年報內予以披露。

審計委員會已經與本公司管理層共同審閱本公司採納的會計政策及準則和本公司的內部控制程序，並已就本公司的財務申報事宜進行討論(包括審閱截至二零一三年六月三十日止六個月期間之中期財務資料)。

薪酬委員會

薪酬委員會成員包括張永霖先生、黃偉明先生、John Lawson Thornton先生、鍾瑞明先生及蔡洪濱先生(全部均為本公司之獨立非執行董事)，並由張永霖先生出任薪酬委員會主席。

薪酬委員會的主要職責包括：審議及批准董事及高級管理人員的薪酬方案及架構；考慮董事及高級管理人員的薪酬組合，並向董事會作出建議；以及考慮及批准公司的股份期權計劃。薪酬委員會根據董事會與首席執行官簽訂的績效合同，對首席執行官進行考核並決定其年終花紅；首席執行官則對其他管理層成員進行考核，並決定其年終花紅，再交由薪酬委員會進行審議。此外，薪酬委員會亦會就其他執行董事的薪酬建議諮詢董事長。

提名委員會

提名委員會成員包括蔡洪濱先生、常小兵先生、John Lawson Thornton先生及鍾瑞明先生。除常小兵先生為本公司董事長兼首席執行官外，蔡洪濱先生、John Lawson Thornton先生及鍾瑞明先生各自均為本公司之獨立非執行董事。提名委員會主席由蔡洪濱先生出任。

提名委員會的主要職責包括：最少每年檢討董事會的架構、人數及組成，並就任何為配合公司策略而擬對董事會做出的變動提出建議；物色具備合適資格可擔任董事的人士，並就此向董事會提供意見；制訂、審閱並執行董事會成員多元化政策；評核本公司獨立非執行董事的獨立性；就董事委任或重新委任，以及董事繼任計劃的有關事宜向董事會提出建議；就首席執行官提名擔任本公司高級管理人員的人選及高級管理人員的調整向董事會提供意見。

企業管治

1. 遵守企業管治守則

本公司致力於保持高水準之企業管治。本公司於截至二零一三年六月三十日止六個月期間，除以下方面，均遵守上市規則附錄十四所載之《企業管治守則》(「守則」)的要求：

(a) 根據守則條文A.2.1規定，公司董事長與行政總裁的角色及職責應有區分，而不應由一人同時兼任。董事會理解守則條文A.2.1原則為將董事會的管理從公司的日常經營管理中清晰區分，以確保權力和授權分佈均衡。

本公司由常小兵先生出任董事長兼首席執行官，並由陸益民先生出任總裁。常小兵先生一直負責主持董事會和公司業務發展戰略和運營、管理的所有重大事務，而陸益民先生則負責本公司日常運營和管理等方面的工作。

中期股息

董事會宣佈不派發截至二零一三年六月三十日止六個月期間的中期股息。

資產抵押

於二零一三年六月三十日，本集團沒有用固定資產抵押給銀行作為貸款擔保(二零一二年十二月三十一日：無)。

購回、出售或贖回公司上市股份

於截至二零一三年六月三十日止六個月期間，本公司或其附屬公司均沒有購回、出售或贖回本公司的任何上市股份。

董事會成員

於報告期間，本公司董事包括：

執行董事：

常小兵(董事長兼首席執行官)
陸益民
佟吉祿
李福申

非執行董事：

Cesareo Alierta Izuel

獨立非執行董事：

張永霖
黃偉明
John Lawson Thornton
鍾瑞明
蔡洪濱
羅范椒芬

董事資料之變更

以下是自本公司二零一二年年報刊發後若干董事資料的變更：

- John Lawson Thornton先生退任匯豐控股有限公司之董事。
- 張永霖先生退任香港大學專業進修學院主席。

審計委員會

審計委員會成員包括黃偉明先生、張永霖先生、John Lawson Thornton先生、鍾瑞明先生、蔡洪濱先生及羅范椒芬女士(全部均為本公司之獨立非執行董事)，並由黃偉明先生出任審計委員會主席。審計委員會所有成員皆符合適用法律、法規及條例中關於審計委員會成員的「獨立性」之要求。審計委員會內其中一名成員為會計師，擁有豐富的會計專業經驗；而審計委員會主席更為特許會計師，具有會計及財務管理的專長及經驗。

審計委員會的主要職責包括：作為本公司與獨立審計師之間的主要代表，負責監察二者之間的關係；審議並批准獨立審計師的聘任、辭任和解聘；根據已確立的預審批框架預先批准由獨立審計師提供的服務及其費用；監督獨立審計師的工作及確定非審計服務對審計師獨立性的潛在影響；審閱季度和中期財務資料，以及年度財務報表；與獨立審計師聯絡及討論在審計中發現的問題和建議；審閱獨立審計師給管理層的信函和管理層的回應；與管理層討論內部控制系統及審閱關於本公司內部控制程序相關的報告。

在本公司股本中的重大權益及淡倉

下表列出於二零一三年六月三十日，已通知本公司及須按該條例第336條保存的登記冊內所登記的每一人士(本公司的董事及行政總裁除外)於本公司的股份或相關股份中擁有的權益及淡倉：

		所持普通股		佔已發行
		直接持有	間接持有	股本百分比
(i)	中國聯合網絡通信集團有限公司(「聯通集團」)[1,2]	–	18,032,853,047	76.28%
(ii)	中國聯合網絡通信股份有限公司(「聯通A股公司」)[1]	–	9,725,000,020	41.14%
(iii)	中國聯通(BVI)有限公司(「聯通BVI」)[1]	9,725,000,020	–	41.14%
(iv)	中國聯通集團(BVI)有限公司(「聯通集團BVI」)[2,3]	8,082,130,236	225,722,791	35.14%

附註：

1. 由於聯通集團和聯通A股公司直接或間接控制聯通BVI股東大會三分之一或以上表決權，根據該條例，聯通BVI的權益被視為聯通集團和聯通A股公司持有的權益並因而已被納入其中。

2. 聯通集團BVI是聯通集團的全資子公司。根據該條例，聯通集團BVI的權益被視為聯通集團持有的權益並因而已被納入其中。

3. 聯通集團BVI直接持有8,082,130,236股本公司股份(佔已發行股本34.19%)。此外，根據該條例，聯通集團BVI被視為擁有其作為受託人代表一名中國股東持有的225,722,791股本公司股份(佔已發行股本0.95%)。

除上表所述外，於二零一三年六月三十日在按該條例第336條保存的名冊中，並無任何其他人士在本公司的股份或相關股份中擁有權益或淡倉。

有關本公司的股本詳情載列於中期財務資料附註12。

4. 截至二零一三年六月三十日止六個月內的股份期權行使詳情如下：

期權授予日	行使價格 港幣元	緊貼期權行使日期前的 加權平均每股收市價 港幣元	收到現金 港幣元	股數
二零零三年五月二十一日	4.30	10.80	38,037,800	8,846,000
二零零四年七月二十日	5.92	10.96	70,175,680	11,854,000
二零零六年二月十五日	6.35	11.02	169,811,700	26,742,000
二零零八年十月十五日	5.57	11.05	113,179,336	20,319,450
二零零八年十月十五日	8.26	11.07	60,245,929	7,293,696

董事在股份、相關股份或債券中的權益和淡倉

截至二零一三年六月三十日止，根據須要按《證券及期貨條例》(「該條例」)第352條保存的名冊所記錄，或根據「上市公司董事進行證券交易的標準守則」另外向本公司及香港聯交所作出的通知，本公司董事於本公司或該條例所定義的任何其聯營公司的任何股份、相關股份或債券中持有的權益或淡倉如下：

董事	身份	持有本公司 普通股數量	佔已發行股本 之百分率
張永霖	實益擁有人(個人)	400,000	0.0017%
鍾瑞明	實益擁有人(個人)	6,000	0.0000%

有關截至二零一三年六月三十日止，本公司董事及行政總裁於股份期權計劃及特殊目的購股權計劃下持有的權益及購買股份之權利請參閱「公司股份期權計劃－3.董事、行政總裁及僱員於股份期權計劃及特殊目的購股權計劃下持有之權益」一節。

除本文所披露者外，本公司或其任何控股公司或子公司，於截至二零一三年六月三十日止六個月期間的任何時候均未作出任何安排令本公司董事或其配偶或十八歲以下子女，通過購買本公司或其任何聯營公司(如該條例所定義)的股份或債券而獲得利益。

此外，除本文所披露者外，於二零一三年六月三十日，本公司無任何董事或行政總裁在本公司或其任何聯營公司(如該條例所定義)的任何股份、相關股份或債務證券中擁有任何個人、家族、公司或其他權益或淡倉。

3. 股份期權之詳情如下：

授予日期	行使價（港幣）	可行使期*
根據股份期權計劃授予：		
二零零三年五月二十一日	4.30	二零零四年五月二十一日至二零一三年五月二十日（股份期權授予部份的40%） 二零零五年五月二十一日至二零一三年五月二十日（股份期權授予部份的30%） 二零零六年五月二十一日至二零一三年五月二十日（股份期權授予部份餘下的30%）
二零零四年七月二十日	5.92	二零零五年七月二十日至二零一四年七月十九日（股份期權授予部份的40%） 二零零六年七月二十日至二零一四年七月十九日（股份期權授予部份的30%） 二零零七年七月二十日至二零一四年七月十九日（股份期權授予部份餘下的30%）
二零零四年十二月二十一日	6.20	二零零五年十二月二十一日至二零一四年十二月二十日（股份期權授予部份的40%） 二零零六年十二月二十一日至二零一四年十二月二十日（股份期權授予部份的30%） 二零零七年十二月二十一日至二零一四年十二月二十日（股份期權授予部份餘下的30%）
二零零六年二月十五日	6.35	二零零八年二月十五日至二零一五年二月十四日（股份期權授予部份的50%） 二零零九年二月十五日至二零一五年二月十四日（股份期權授予部份餘下的50%）
根據特殊目的購股權計劃授予：		
二零零八年十月十五日	5.57	二零零八年十月十五日至二零一四年十一月十六日（與於協議安排記錄時間仍生效而分別可由二零零六年五月十七日至二零一零年十一月十六日、由二零零七年五月十七日至二零一零年十一月十六日及由二零零八年五月十七日至二零一零年十一月十六日行使但尚未行使的二零零四年網通購股權相關的股份期權授予部份） 二零零九年五月十七日至二零一四年十一月十六日（與於協議安排記錄時間仍生效而可由二零零九年五月十七日至二零一零年十一月十六日行使但尚未行使的二零零四年網通購股權相關的股份期權授予部份）
二零零八年十月十五日	8.26	二零零八年十月十五日至二零一四年十二月五日（與於協議安排記錄時間仍生效而可由二零零七年十二月六日至二零一一年十二月五日行使但尚未行使的二零零五年網通購股權相關的股份期權授予部份） 二零零八年十二月六日至二零一四年十二月五日（與於協議安排記錄時間仍生效而可由二零零八年十二月六日至二零一一年十二月五日行使但尚未行使的二零零五年網通購股權相關的股份期權授予部份） 二零零九年十二月六日至二零一四年十二月五日（與於協議安排記錄時間仍生效而可由二零零九年十二月六日至二零一一年十二月五日行使但尚未行使的二零零五年網通購股權相關的股份期權授予部份） 二零一零年十二月六日至二零一四年十二月五日（與於協議安排記錄時間仍生效而可由二零一零年十二月六日至二零一一年十二月五日行使但尚未行使的二零零五年網通購股權相關的股份期權授予部份）

* 二零零九年，董事會根據股份期權計劃的條款，將其中約25,000,000份股份期權的可行使期延長一年。該延期的原因是，(i)作為二零零八年行業重組的一部份，該等股份期權的持有人被調職到其他電信公司，根據股份期權計劃，該等股份期權的持有人被董事會確定為「被調動人員」，及(ii)由於股份期權計劃中各自的相關條款規定的「強制性禁售」，至使該等股份期權未能行使。由於「強制性禁售」生效至2013年中，董事會根據股份期權計劃中的相關條款規定將若干股份期權的行使期分別於二零一零、二零一一、二零一二年和二零一三年三月份先後每次延長一年。截至二零一三年六月三十日止，由被調動人員持有之約13,392,000份股份期權（即以上附註2提及的股份期權）仍然有效。

此外，於二零一零年、二零一一年、二零一二年及二零一三年三月，董事會分別根據股份期權計劃及特殊目的購股權計劃的條款，將若干股份期權的最後可行使日期延長一年。延期的原因是由於分別根據股份期權計劃及特殊目的購股權計劃中相關條款所規定的「強制性禁售」生效至2013年中，導致股份期權在「強制禁售期」內未能行使。

3. 董事、行政總裁及僱員於股份期權計劃及特殊目的購股權計劃下持有之權益

	身份及性質	期權授予日[3]	行使價(港幣)	二零一三年一月一日有效期權數[1]	期內變化			二零一三年六月三十日有效期權數[1]
					授予[1]	行使[1]	失效[1]	
董事								
常小兵（董事長兼首席執行官）	實益擁有人（個人）	二零零四年十二月二十一日	6.20	526,000	–	–	–	526,000
		二零零六年二月十五日	6.35	746,000	–	–	–	746,000
								1,272,000
陸益民	–	–	–	–	–	–	–	–
佟吉祿	實益擁有人（個人）	二零零四年七月二十日	5.92	92,000	–	–	–	92,000
		二零零六年二月十五日	6.35	460,000	–	–	–	460,000
	實益擁有人（配偶）	二零零四年七月二十日	5.92	32,000	–	–	–	32,000
		二零零六年二月十五日	6.35	40,000	–	–	–	40,000
								624,000
李福申	實益擁有人（個人）	二零零八年十月十五日	5.57	723,840	–	–	–	723,840
Cesareo Alierta Izuel	–	–	–	–	–	–	–	–
張永霖	–	–	–	–	–	–	–	–
黃偉明	–	–	–	–	–	–	–	–
John Lawson Thornton	–	–	–	–	–	–	–	–
鍾瑞明	–	–	–	–	–	–	–	–
蔡洪濱	–	–	–	–	–	–	–	–
羅范椒芬	–	–	–	–	–	–	–	–
僱員		二零零三年五月二十一日	4.30	8,956,000	–	(8,846,000)	(110,000)	–
		二零零四年七月二十日	5.92	40,900,000	–	(11,854,000)	–	29,046,000
		二零零四年十二月二十一日	6.20	128,000	–	–	–	128,000
		二零零六年二月十五日	6.35	150,160,000	–	(26,742,000)	–	123,418,000
		二零零八年十月十五日	5.57	99,637,850	–	(20,319,450)	–	79,318,400
		二零零八年十月十五日	8.26	88,929,468	–	(7,293,696)	–	81,635,772
								313,546,172[2]
合計				**391,331,158**				**316,166,012**

附註：

1. 每一股份期權授予持有人認購一股股份的權利。

2. 二零一三年六月三十日未行使股份期權包括由於二零零八年行業重組被調職到其他電信公司，而被董事會根據相關股份期權計劃確定為「被調動人員」的期權持有人所持有之約13,392,000份股份期權。

資本化發行、供股、分拆或合併聯通股份或削減股本，董事會有權對根據特殊目的購股權計劃授出的特殊聯通購股權所涉及的股份數目及行使價作出相應修訂。有關調整須使合資格參與人獲得與其於是項調整前原應享有的相同比例已發行股本，而調整亦不得導致本公司股份以低於其面值的價格發行。

(ii) 接納授出特殊聯通購股權概無應付款項。

B. 特殊聯通購股權的行使

特殊聯通購股權將按照下文的歸屬時間表行使：

(i) 就於二零零四年十月二十二日向合資格參與人授出並於協議安排記錄時間由合資格參與人持有的網通購股權(「二零零四年網通購股權」)而向合資格參與人授出的特殊聯通購股權(「二零零四年聯通特殊目的購股權」)，將由二零零八年十月十五日起直至二零一四年十一月十六日(經董事會延期)有效。於二零一四年十一月十六日前未行使的任何二零零四年聯通特殊目的購股權將自動失效。二零零四年聯通特殊目的購股權相應的可行使期間及每期間可行使的數目上限不得超過「公司股份期權計劃－3.董事、行政總裁及僱員於股份期權計劃及特殊目的購股權計劃下持有之權益」一節中附註3所載的限額；及

(ii) 就於二零零五年十二月六日向合資格參與人授出並於協議安排記錄時間由合資格參與人持有的網通購股權(「二零零五年網通購股權」)而向合資格參與人授出的特殊聯通購股權(「二零零五年聯通特殊目的購股權」)，將由二零零八年十月十五日起直至二零一四年十二月五日(經董事會延期)有效。於二零一四年十二月五日前尚未行使的任何二零零五年聯通特殊目的購股權將自動失效。二零零五年聯通特殊目的購股權相應的可行使期間及每期間可行使的數目上限不得超過「公司股份期權計劃－3.董事、行政總裁及僱員於股份期權計劃及特殊目的購股權計劃下持有之權益」一節中附註3所載的限額。

有關特殊目的購股權計劃的進一步描述，請參閱本公司於二零零八年八月十五日發出之通函。

截至二零一三年六月三十日止，根據特殊目的購股權計劃已授出並繼續有效的股份期權共161,678,012份，相當於本公司於本中期報告付印前的最後實際可行日期已發行股本的約0.68%。其中，截至二零一三年六月三十日止，723,840份股份期權由一名董事持有。所有截至二零一三年六月三十日止仍有效的已授出股份期權受特殊目的購股權計劃的條款所管轄。

截至二零一三年六月三十日止六個月內，以下根據特殊目的購股權計劃授予的股份期權被行使：

股份期權數目	**每份股份期權的行使價（港幣）**
20,319,450	5.57
7,293,696	8.26

截至二零一三年六月三十日止六個月內，以下根據股份期權計劃授予的股份期權被行使：

股份期權數目	**每份股份期權的行使價（港幣）**
8,846,000	4.30
11,854,000	5.92
26,742,000	6.35

截至二零一三年六月三十日止六個月內，共有110,000份根據股份期權計劃授予的股份期權失效，每份股份期權的行使價為港幣4.30元。

2. 特殊目的購股權計劃

於二零零八年九月十六日，就本公司與中國網通集團(香港)有限公司(「中國網通」)通過香港公司條例(「公司條例」)第166條項下中國網通的一項協議安排(「協議安排」)方式進行合併，本公司採納了特殊目的購股權計劃(「特殊目的購股權計劃」)。特殊目的購股權計劃為本公司提供一項措施以激勵及挽留根據中國網通採納之購股權計劃(「網通購股權計劃」)授出之購股權(「網通購股權」)的持有人(為中國網通及其子公司的中高層管理人員)，以及鼓勵彼等為提高本公司的價值而努力。特殊目的購股權計劃自二零零八年十月十五日起至二零一四年九月三十日(即網通購股權計劃獲得採納十週年之日)止期間內有效。本公司於二零零九年五月二十六日對特殊目的購股權計劃的條款進行了修訂。特殊目的購股權計劃之主要條款綜述如下：

A. 特殊聯通購股權的授出及行使價

(i) 根據特殊目的購股權計劃向每名合資格參與人(「合資格參與人」)授出的特殊聯通購股權(「特殊聯通購股權」)的數目上限，以及該等特殊聯通購股權的行使價，應按下述公式確定：

特殊聯通購股權數目＝X x Y

每份特殊聯通購股權的行使價＝Z/X

其中：

「**X**」 為根據協議安排以每股被註銷中國網通股份交換1.508股聯通股份的比率(「換股比率」)；

「**Y**」 為一名合資格參與人於二零零八年十月十四日下午五時正(香港時間)(「協議安排記錄時間」)持有的尚未行使之網通購股權數目；及

「**Z**」 為一名合資格參與人於協議安排記錄時間持有的尚未行使之網通購股權的行使價。

任何合資格參與人均不獲授予特殊聯通購股權的不足一份之購股權。

根據上述公式，二零零四年聯通特殊目的購股權(定義見下文)的行使價為港幣5.57元，而二零零五年聯通特殊目的購股權(定義見下文)的行使價為港幣8.26元。倘實施

公司股份期權計劃

1. 股份期權計劃

本公司於二零零零年六月一日採納了一份股份期權計劃，並於二零零二年五月十三日、二零零七年五月十一日及二零零九年五月二十六日進行了修訂(「股份期權計劃」)。股份期權計劃旨在激勵和獎勵為公司的發展作出了貢獻的員工。股份期權計劃自二零零零年六月二十一日起生效及有效，為期十年，並已於二零一零年六月二十一日期滿。股份期權計劃期滿後，不得根據股份期權計劃再授予任何股份期權，但如果屬行使該期限前所授予的任何股份期權所必須，或屬股份期權計劃的規定所要求，股份期權計劃的規定則繼續完全生效及有效。根據股份期權計劃：

(1) 股份期權可授予員工，包括本公司的所有董事(「董事」)；

(2) 向公司的關連人士(定義見香港聯合交易所有限公司證券上市規則(「上市規則」))授予股份期權，必須獲得公司獨立非執行董事(不包括本身是期權獲授人的獨立非執行董事)的批准；

(3) 所授股份期權可認購的股份數量最多不得超過公司截至二零零二年五月十三日已發行股本的10%；

(4) 期權期自發出該股份期權的要約日後任何一日開始，但不得遲於自發出要約日起的十年；

(5) 認購價不得低於以下價格中較高者：

(a) 股份面值；

(b) 公司股份於股份期權要約日在香港聯合交易所有限公司(「香港聯交所」)的收盤價；及

(c) 公司股份於緊接要約日之前的五個交易日在香港聯交所的收盤價的平均價；

(6) 在任何12個月期間，根據股份期權計劃可向任何股份期權計劃參與者發出的股份期權項下的股份數量(包括已行使及未行使的股份期權)不得超過本公司已發行股本之1%；及

(7) 每項授予應付的價款為港幣1.00元。

截至二零一三年六月三十日止，根據股份期權計劃已授出並繼續有效的股份期權共154,488,000份，相當於本公司於本中期報告付印前的最後實際可行日期已發行股本的約0.65%。其中，截至二零一三年六月三十日止，1,896,000份股份期權由董事及其聯繫人士持有。詳情請參閱「公司股份期權計劃－3.董事、行政總裁及僱員於股份期權計劃及特殊目的購股權計劃下持有之權益」一節。所有截至二零一三年六月三十日止仍有效的已授出股份期權受股份期權計劃的條款所管轄。

獨立審閱報告



致中國聯合網絡通信(香港)股份有限公司董事會
(於香港註冊成立的有限公司)

引言

我們已審閱列載於第7頁至第41頁中國聯合網絡通信(香港)股份有限公司的中期財務資料，此中期財務資料包括中國聯合網絡通信(香港)股份有限公司(「貴公司」)及其子公司(合稱「貴集團」)於二零一三年六月三十日的簡明合併中期資產負債表與截至該六個月期間的相關簡明合併中期損益表、簡明合併中期綜合收益表、簡明合併中期權益變動表和簡明合併中期現金流量表以及附註解釋。香港聯合交易所有限公司證券上市規則規定，就中期財務資料編製的報告必須符合以上規則的有關條文以及國際會計準則理事會頒佈的國際會計準則第34號「中期財務報告」(「國際會計準則第34號」)或香港會計師公會頒佈的香港會計準則第34號「中期財務報告」(「香港會計準則第34號」)，視乎該公司是否根據《國際財務報告準則》或《香港財務報告準則》編製其年度財務報表。因貴集團按《國際財務報告準則》及《香港財務報告準則》編製年度財務報表，貴公司董事須負責根據國際會計準則第34號及香港會計準則第34號編製及列報該等中期財務資料。

我們的責任是根據我們的審閱對中期財務資料作出結論，並按照我們雙方所協議的應聘條款，僅向全體董事會報告。除此以外，我們的報告書不可用作其他用途。我們概不就本報告書的內容，對任何其他人士負責或承擔法律責任。

審閱範圍

我們已根據香港會計師公會頒佈的《香港審閱工作準則》第2410號－「獨立核數師對中期財務信息的審閱」進行審閱。中期財務報表審閱工作包括向主要負責財務會計事項的人員作出查詢，並採用分析和其他審閱程序。由於審閱的範圍遠較按照香港審計準則進行的審核範圍為小，所以不能保證我們會注意到在審核中可能會被發現的所有重大事項。因此我們不會發表任何審核意見。

結論

根據我們的審閱工作，我們並沒有注意到任何事項，使我們相信於二零一三年六月三十日及截至該日止期間的中期財務資料在所有重大方面沒有按照《國際會計準則》第34號「中期財務報告」及香港會計準則第34號「中期財務報告」編製。

畢馬威會計師事務所
執業會計師
香港中環遮打道10號
太子大廈8樓

二零一三年八月八日

33. 或然事項及承諾（續）

33.3 或然事項

於二零一一年，發改委對本集團寬帶互聯網業務的涉嫌壟斷進行調查。基於管理層的評估及與發改委的持續溝通，管理層認為因本次調查導致本集團未來發生重大現金流出的機會不大。故此，於二零一三年六月三十日和二零一二年十二月三十一日並沒有計提任何撥備。

34. 報告期後事項

於二零一三年七月十日，中國聯通運營公司完成發行總金額為人民幣150億元的二零一三年度第一期超短期融資券，期限為六十日，年利率為4.2%。

35. 財務資料的通過

本未經審核簡明合併中期財務資料已於二零一三年八月八日經董事會批核。

（單位：除另有說明外，均以人民幣百萬元為單位）

33. 或然事項及承諾

33.1 資本承諾

於二零一三年六月三十日及二零一二年十二月三十一日，本集團的資本承諾主要是與電信網絡建設相關，具體如下：

	二零一三年六月三十日			二零一二年十二月三十一日
	土地及房屋建築物	設備	合計	合計
經授權並已簽訂合同	**326**	**10,900**	**11,226**	8,225
經授權但未簽訂合同	**138**	**676**	**814**	1,470
	464	**11,576**	**12,040**	9,695

33.2 經營租賃承諾

於二零一三年六月三十日及二零一二年十二月三十一日，本集團於未來支付之不可撤銷經營租賃最低租賃付款額如下：

	二零一三年六月三十日			二零一二年十二月三十一日
	土地及房屋建築物	設備	合計	合計
租賃到期日：				
－不超過一年	**1,579**	**415**	**1,994**	2,092
－超過一年但不超過五年	**3,373**	**641**	**4,014**	5,184
－超過五年	**1,118**	**98**	**1,216**	745
	6,070	**1,154**	**7,224**	8,021

32. 關連交易(續)

32.2 與境內電信運營商(續)

(b) 應收及應付境內電信運營商款

	二零一三年六月三十日	二零一二年十二月三十一日
應收境內電信運營商款		
－應收網間結算收入、線路租賃收入及工程設計及技術服務收入	**579**	755
－減：壞賬準備	**(13)**	(17)
	566	738
應付境內電信運營商款		
－應付網間結算成本及線路租賃費用	**1,483**	1,163

所有應收及應付境內電信運營商款項均是無擔保，免息並將在一年內償付。

32.3 主要管理人員薪酬

截至二零一三年及二零一二年六月三十日止六個月期間，已付／應付本公司董事袍金及薪酬總額列示如下：

	截至六月三十日止六個月期間	
	二零一三年(人民幣千元)	二零一二年(人民幣千元)
非執行董事：		
袍金	**1,105**	967
其他福利(a)	**–**	–
	1,105	967
執行董事：		
袍金	**–**	–
其他薪酬		
－薪金及津貼	**550**	550
－已付及應付花紅	**1,250**	1,250
－其他福利(a)	**167**	5
－退休計劃的供款	**151**	64
	2,118	1,869
	3,223	2,836

(a) 其他福利是指在本公司股份期權計劃下授予本公司董事之股份期權於截至二零一三年及二零一二年六月三十日止六個月期間內確認的以股份(附註28)為基礎的僱員酬金。

（單位：除另有説明外，均以人民幣百萬元為單位）

32. 關連交易（續）

32.1 與聯通集團及其子公司的關連交易（續）

(c) 應收及應付聯通集團及其子公司款

於二零一三年六月三十日，應付聯通集團款包括應付聯通集團的約人民幣13.44億元的無抵押委託貸款，年利率為5.4%。

此外，於二零一三年六月三十日及二零一二年十二月三十一日，應付聯通集團款項包括二零一一年收購聯通新時訊通信有限公司之應付對價約人民幣1.58億元。

除上述委託貸款外，應收及應付聯通集團及其子公司之款項均為無抵押、免息、在需要時／根據合同條款要求償付，並根據上述附註(a)及所述與聯通集團及其子公司之正常業務交易過程中產生。

32.2 與境內電信運營商

(a) 與境內電信運營商的重要經常性交易

以下是與境內電信運營商在正常業務下發生的重大交易綜述：

	截至六月三十日止六個月期間	
	二零一三年	二零一二年
網間結算收入	**7,631**	7,066
網間結算成本	**8,958**	8,264
線路租賃收入	**80**	139
線路租賃費用	**147**	15
工程設計及技術服務收入	**99**	112

32. 關連交易（續）

32.1 與聯通集團及其子公司的關連交易（續）

(a) 經常性交易（續）

於二零一零年十月二十九日，中國聯通運營公司和聯通新時空移動通信訂立了「二零一一年及二零一二年網絡租賃協議」，並和聯通集團訂立了「二零一一年綜合服務協議」，以將上述(a)表格中披露的若干持續關連交易續期。新協議的主要條款的主要變化載列如下：

- 二零一一年及二零一二年網絡租賃協議

  根據二零一一年及二零一二年網絡租賃協議，租賃中國南方電信網絡延續兩年，從二零一一年一月一日起生效至二零一二年十二月三十一日止。中國聯通運營公司可選擇至少提前兩個月發出通知後，按相同條款和條件續期此租賃，但將來的租賃費除外，將來的租賃費仍須由雙方通過進一步協商，並考慮（但不限於）屆時中國南方的市場狀況確定。中國聯通運營公司就截至二零一二年十二月三十一日止應付的年度租賃費為人民幣26億元。二零一一年及二零一二年網絡租賃協議於二零一二年十二月三十一日到期。

- 二零一一年綜合服務協議

  二零一一年綜合服務協議自二零一一年一月一日起至二零一三年十二月三十一日止為期三年，而應付服務費與舊有協議的計算方法相同。

(b) 非經常性交易

於二零一二年十二月二十六日，中國聯通運營公司完成向聯通集團收購聯通新時空（附註2(a)）。收購完成後，聯通新時空與本集團的交易在合併層面進行抵銷，因此不作為關連交易於合併財務報表中進行披露。

(單位：除另有說明外，均以人民幣百萬元為單位)

32. 關連交易

聯通集團是由中國政府直接控股的國有企業。中國政府是本公司的最終控股方。聯通集團和中國政府不發佈用於公共目的之財務報表。

中國政府控制著中國境內很大比例的生產性資產和實體。本集團提供電信服務是零售交易的一部份，因此可能與其他國有企業的員工有廣泛的交易，包括主要管理人員及其關係緊密的家庭成員。這些交易按照一致適用於所有客戶的商業條款進行。

管理層認為本集團在其日常交易中與若干國有企業(主要包括其他電信服務運營商及國有銀行)之間存在重大交易。這些交易按與第三方交易可比的條款或相關政府部門制定的國家標準進行且已反映在未經審核簡明合併中期財務資料中。

本集團的電信網絡在很大程度上依賴於境內電信運營商的公共交換電話網絡和從境內電信運營商租賃的傳輸線路。管理層相信與關聯方交易相關有價值的重要信息已充分披露。

32.1 與聯通集團及其子公司的關連交易

(a) 經常性交易

以下列表為本集團與聯通集團及其子公司之間進行的重大經常性交易。本公司董事認為，該等交易於正常業務中發生。

	截至六月三十日止六個月期間	
	二零一三年	二零一二年
與聯通集團及其子公司的交易：		
中國南方電信網絡租賃費	**–**	1,300
電信增值服務支出	**20**	16
房屋租賃支出	**460**	467
通信資源租用支出	**164**	147
工程設計施工服務支出	**664**	741
共享服務支出	**73**	86
設備採購服務支出	**81**	127
末梢電信服務支出	**798**	621
綜合服務支出	**131**	138
綜合服務收入	**37**	54

31. 公允價值估計

下表利用估值法分析按公允價值入賬的金融工具，不同層級的定義如下：

- 實體在計量日可以取得的相同資產或負債在活躍市場中的報價（未經調整）（第一層）。
- 除了第一層中所包括的報價外，該資產或負債的其他可觀察輸入值，可為直接或間接（第二層）。
- 非可觀察輸入值的資產和負債（第三層）。

以下表格呈列本集團於二零一三年六月三十日以公允值計量的資產：

	第一層	**第二層**	**第三層**	**合計**
經常性公允價值估計：				
以公允值計量經其他綜合收益入賬的金融資產				
一權益證券	**5,197**	**–**	**–**	**5,197**

以下表格呈列本集團於二零一二年十二月三十一日以公允值計量的資產：

	第一層	第二層	第三層	合計
經常性公允價值估計：				
以公允值計量經其他綜合收益入賬的金融資產				
一權益證券	5,567	–	–	5,567

於活躍市場上交易的金融工具的公允價值以資產負債表日的市場報價為基礎。若報價可自交易所、證券商、經紀、行業集團、報價服務者、或監管代理方便及定期的獲得，且該等報價代表按公平交易基準進行的實際及常規市場交易時，該市場被視為活躍。本集團持有的金融資產的市場報價為當時買方報價。此等工具屬於第一層的工具，其主要包括已分類為以公允值計量經其他綜合收益入賬的金融資產的西班牙電信權益證券。

截至二零一三年六月三十日止六個月期間，並無第一層及第二層公允價值層級之間的轉移，也無與第三層之間的轉移（截至二零一二年十二月三十一日止年度：無）。本集團的政策是當公允價值發生層級間轉換時在報告日期末確認。

30. 每股盈利

截至二零一三年及二零一二年六月三十日止六個月期間的每股基本盈利是按照本公司權益持有者應佔盈利除以各期間發行在外的普通股加權平均數計算。

截至二零一三年及二零一二年六月三十日止六個月期間的每股攤薄盈利是按照本公司權益持有者應佔盈利除以各期間就所有攤薄性的潛在普通股的影響作出調整後的發行在外普通股加權平均數計算。截至二零一三年及二零一二年六月三十日止六個月期間，所有攤薄性的潛在普通股股份來自於(i)經修訂後的股份期權計劃下授予的股份期權；(ii)經修訂後的特殊目的股份期權計劃下授予的股份期權；及(iii)可換股債券。

下表列示了每股基本盈利與每股攤薄盈利的計算：

	截至六月三十日止六個月期間	
	二零一三年	二零一二年
分子（人民幣百萬元）：		
用來計算每股基本盈利的本公司權益持有者應佔盈利	**5,317**	3,430
可換股債券負債部份之估算財務費用	**105**	105
用來計算每股攤薄盈利的本公司權益持有者應佔盈利	**5,422**	3,535
分母（百萬股）：		
用來計算每股基本盈利的發行在外的普通股的加權平均數量	**23,587**	23,565
因股份期權而產生的攤薄數量	**154**	198
因可換股債券而產生的攤薄數量	**918**	902
用來計算每股攤薄盈利的股份數量	**24,659**	24,665
每股基本盈利（人民幣元）	**0.23**	0.15
每股攤薄盈利（人民幣元）	**0.22**	0.14

（單位：除另有說明外，均以人民幣百萬元為單位）

28. 以權益結算之股份期權計劃(續)

附註i：二零零九年，董事會根據股份期權計劃的條款，將其中約25,000,000份股份期權可行使期延長一年。該延期的原因是，(i)作為二零零八年行業重組的一部份，該等股份期權的持有人被調職到其他電信公司，根據股份期權計劃，該等股份期權的持有人被董事會確定為「被調動人員」，及(ii)由於股份期權計劃中的相關條款規定的「強制性禁售」，至使該等股份期權未能行使。由於「強制性禁售」生效至二零一三年中，董事會根據股份期權計劃中的相關條款規定將若干股份期權的行使期分別於二零一零年三月，二零一一年三月，二零一二年三月和二零一三年三月先後每次延長一年。截至二零一三年六月三十日止，由被調動人員持有之約13,392,000份股份期權仍然有效。

此外，於二零一零年三月、二零一一年三月、二零一二年三月及二零一三年三月，董事會分別根據股份期權計劃及特殊目的購股權計劃的條款，將若干股份期權的最後可行使日期延長一年。延期的原因是由於分別根據股份期權計劃及特殊目的購股權計劃中相關條款所規定的「強制性禁售」生效至二零一三年中，導致股份期權在「強制性禁售期」內未能行使。二零一二年修訂及二零一三年修訂並未分別對截至二零一二年六月三十日及二零一三年六月三十日止六個月期間的未經審核簡明合併中期損益表產生重大影響。

附註ii：於二零一三年六月三十日未行使股份期權加權平均剩餘合約期限為1.46年（二零一二年十二月三十一日：0.94年）。

29. 股息

於二零一三年五月二十一日的年度股東大會上，本公司經股東批准派發二零一二年度末期股息每普通股人民幣0.12元，合計約人民幣28.36億元（二零一一年：末期股息每普通股人民幣0.10元，合計約人民幣23.56億元），並在截至二零一三年六月三十日止六個月期間的留存收益扣減中反映。於二零一三年六月三十日應付股息約人民幣6.53億元，其中約人民幣6.44億元為應付聯通BVI的股息。

依據中國企業所得稅法的規定，除非外商投資企業之海外投資者被視為中國居民企業，外商投資企業在二零零八年一月一日或以後向其於海外企業股東宣派股息便需繳納10%之代扣所得稅。本公司於二零一零年十一月十一日獲取了由中國國家稅務總局的批准，批准本公司自二零零八年一月一日起被認定為中國居民企業。因此，於二零一三年六月三十日，本公司之中國境內子公司向本公司分配股利並未計提代扣所得稅，且在本集團之合併財務報表中，對其中國境內子公司產生的累計尚未分配利潤也未計提遞延所得稅負債。

對於本公司的非中國居民企業股東，本公司在扣除非中國居民企業股東應付企業所得稅金額後，向其分派股息。且在宣派該等股息時，重分類相關之應付股息至應付代扣所得稅。此要求不適用於本公司股東名冊上以個人名義登記的股東。

（單位：除另有説明外，均以人民幣百萬元為單位）

28. 以權益結算之股份期權計劃（續）

於資產負債表日，未行使的股份期權的信息摘要如下：

期權授予日	期權生效期	期權可行使期（附註i）	行使期權時每股支付價格	於二零一三年六月三十日未行使股份期權數目	於二零一二年十二月三十一日未行使股份期權數目
根據股份期權計劃授予之股份期權：					
二零零三年五月二十一日	二零零三年五月二十一日至二零零六年五月二十一日	二零零四年五月二十一日至二零一三年五月二十日	港幣4.30元	–	8,956,000
二零零四年七月二十日	二零零四年七月二十日至二零零七年七月二十日	二零零五年七月二十日至二零一四年七月十九日	港幣5.92元	**29,170,000**	41,024,000
二零零四年十二月二十一日	二零零四年十二月二十一日至二零零七年十二月二十一日	二零零五年十二月二十一日至二零一四年十二月二十日	港幣6.20元	**654,000**	654,000
二零零六年二月十五日	二零零六年二月十五日至二零零九年二月十五日	二零零八年二月十五日至二零一五年二月十四日	港幣6.35元	**124,664,000**	151,406,000
根據特殊目的股份期權計劃授予之股份期權：					
二零零八年十月十五日	二零零八年十月十五日至二零零九年五月十七日	二零零八年十月十五日至二零一四年十一月十六日	港幣5.57元	**80,042,240**	100,361,690
二零零八年十月十五日	二零零八年十月十五日至二零一零年十二月六日	二零零八年十月十五日至二零一四年十二月五日	港幣8.26元	**81,635,772**	88,929,468
				316,166,012	391,331,158

(單位：除另有説明外，均以人民幣百萬元為單位)

28. 以權益結算之股份期權計劃

於二零零零年六月一日，本公司採納了一份股份期權計劃(「股份期權計劃」)，向符合資格的員工授予股份期權，此等期權計劃的條款分別已於二零零二年五月，二零零七年五月及二零零九年五月作出修訂。

隨本公司與中國網通集團(香港)有限公司(「中國網通」)於二零零八年合併，本公司於二零零八年九月十六日採納了特殊目的股份期權計劃(「特殊目的股份期權計劃」)，授予股份期權予於二零零八年十月十四日尚未行使之中國網通股份期權之持有人士，此等期權計劃的條款已於二零零九年五月作出修訂。

未行使的股份期權數目的變動及有關加權平均行使價列示如下：

	截至六月三十日止六個月期間			
	二零一三年		二零一二年	
	平均行使價 每股港幣	股份期權數目	平均行使價 每股港幣	股份期權數目
期初餘額	**6.49**	**391,331,158**	6.49	391,481,158
授予	**–**	**–**	–	–
失效	**4.30**	**(110,000)**	–	–
行使	**6.01**	**(75,055,146)**	–	–
期末餘額	**6.61**	**316,166,012**	6.49	391,481,158

截至二零一三年六月三十日止六個月期間，員工行使股份期權導致普通股股數增加75,055,146股(截至二零一二年六月三十日止六個月期間：無)，收到的現金約為人民幣3.60億元(截至二零一二年六月三十日止六個月期間：無)。

截至二零一三年六月三十日止六個月期間股份期權的詳細行使情況如下：

期權授予日	可行使價格 港幣元	緊貼期權行使日期前的加權平均每股收市價 港幣元	收到現金 港幣元	股數
二零零三年五月二十一日	**4.30**	**10.80**	**38,037,800**	**8,846,000**
二零零四年七月二十日	**5.92**	**10.96**	**70,175,680**	**11,854,000**
二零零六年二月十五日	**6.35**	**11.02**	**169,811,700**	**26,742,000**
二零零八年十月十五日	**5.57**	**11.05**	**113,179,336**	**20,319,450**
二零零八年十月十五日	**8.26**	**11.07**	**60,245,929**	**7,293,696**
			451,450,445	**75,055,146**

於二零一三年六月三十日，所有316,166,012份未行使的股份期權(二零一二年十二月三十一日：391,331,158)可予行使，加權平均行使價格為港幣6.61元(二零一二年十二月三十一日：港幣6.49元)。

（單位：除另有說明外，均以人民幣百萬元為單位）

26. 淨其他收入

	截至六月三十日止六個月期間	
	二零一三年	二零一二年
按公允價值計量經其他綜合收益入賬的金融資產股息收益	**–**	412
其他	**215**	212
	215	624

27. 本公司與西班牙電信的相互投資

為加強本公司與西班牙電信之間的合作，本公司於二零零九年九月六日公告與西班牙電信訂立戰略聯盟協議及認購協議，據此，雙方有條件地同意通過購買另一方的股份向另一方作出相等於10億美元的投資。

於二零一一年一月二十三日，本公司與西班牙電信簽訂加強戰略聯盟協議：(a)西班牙電信以總代價5億美元，向第三方購買本公司普通股股份；及(b)本公司購買西班牙電信本身庫存擁有的21,827,499股普通股股份（「西班牙電信庫存股份」），購買上述全部西班牙電信庫存股份的總價為374,559,882.84歐元。於二零一一年一月二十五日，本公司已依照加強戰略聯盟協議完成對西班牙電信庫存股份的購買。於二零一一年，西班牙電信已完成對本公司的5億美元投資。

於二零一二年五月十四日，西班牙電信宣告派發股息。本公司選擇以股代息，從而收取了1,646,269股普通股股份，金額約為人民幣1.46億元。

於二零一三年六月三十日，相關以公允值計量經其他綜合收益入賬的金融資產金額約為人民幣50.93億元（二零一二年十二月三十一日：約人民幣54.42億元）。截至二零一三年六月三十日止六個月期間，以公允值計量經其他綜合收益入賬的金融資產公允值減少約為人民幣3.49億元（截至二零一二年六月三十日止六個月期間：減少約人民幣17.43億元）。扣除相關稅務影響後的公允值淨減少約為人民幣2.61億元（截至二零一二年六月三十日止六個月期間：扣除相關稅務影響後的公允值淨減少約為人民幣13.07億元），已記錄於未經審核簡明合併中期綜合收益表。

（單位：除另有説明外，均以人民幣百萬元為單位）

24. 其他經營費用

	截至六月三十日止六個月期間	
	二零一三年	二零一二年
計提壞賬準備	**1,926**	1,584
信息通信技術服務成本	**1,439**	870
代理佣金	**13,438**	10,154
廣告及業務宣傳費	**2,431**	2,334
客戶接入成本攤銷	**1,597**	1,399
用戶獲取及維繫成本	**2,919**	2,490
物業管理費	**1,074**	961
辦公及行政費	**1,320**	1,550
車輛使用費	**963**	975
税費	**404**	379
其他	**1,962**	1,467
	29,473	24,163

25. 財務費用

	截至六月三十日止六個月期間	
	二零一三年	二零一二年
財務費用：		
－需於五年內償還的銀行借款利息	**1,168**	834
－需於五年內償還的公司債券、中期票據及短期融資券利息	**1,136**	1,389
－需於五年內償還的可換股債券利息	**105**	105
－需於五年內償還的關聯公司借款利息	**5**	14
－無需於五年內償還的銀行借款利息	**2**	3
－減：於在建工程的資本化利息	**(438)**	(660)
利息支出合計	**1,978**	1,685
－匯兑淨（收益）／損失	**(725)**	122
－其他	**222**	240
	1,475	2,047

（單位：除另有説明外，均以人民幣百萬元為單位）

21. 網絡、營運及支撐成本

	截至六月三十日止六個月期間	
	二零一三年	二零一二年
修理及運行維護費	**5,429**	4,828
水電取暖動力費	**5,786**	5,279
網絡、物業、設備和設施經營性租賃費用	**4,175**	4,984
其他	**603**	551
	15,993	15,642

22. 僱員薪酬及福利開支

	截至六月三十日止六個月期間	
	二零一三年	二零一二年
工資及薪酬	**11,576**	10,677
界定供款退休金	**1,629**	1,516
醫療保險	**660**	618
住房公積金	**922**	820
其他住房福利	**97**	95
以股份為基礎的僱員酬金	**50**	14
	14,934	13,740

23. 銷售通信產品成本

	截至六月三十日止六個月期間	
	二零一三年	二零一二年
手機	**31,289**	22,098
無線上網卡	**241**	340
電話卡	**259**	431
其他	**24**	86
	31,813	22,955

(單位：除另有説明外，均以人民幣百萬元為單位)

20. 收入

本集團提供服務的資費標準受不同政府機構監管，包括國家發展和改革委員會(「發改委」)、中國工業和信息化部(「工信部」)和省級物價管理局。

收入按扣除營業税及營業税附加費後的淨值呈報。截至二零一三年六月三十日止六個月期間，相關營業税及營業税附加費約為人民幣43.00億元(截至二零一二年六月三十日止六個月期間：約人民幣36.03億元)。

收入的主要組成部份如下：

	截至六月三十日止六個月期間	
	二零一三年	二零一二年
移動業務		
一通話費及月租費	**33,940**	29,934
一增值服務收入	**31,900**	24,258
一網間結算收入	**6,712**	6,014
一其他服務收入	**301**	275
移動業務服務收入合計	**72,853**	60,481
固網業務		
一通話費及月租費	**9,085**	10,360
一寬帶、數據及其他互聯網業務收入	**23,762**	21,348
一網間結算收入	**2,048**	2,191
一增值服務收入	**2,054**	2,205
一網元出租收入	**4,150**	3,838
一信息通信技術服務收入	**1,636**	1,016
一其他服務收入	**518**	546
固網業務服務收入合計	**43,253**	41,504
其他服務收入	**369**	408
服務收入合計	**116,475**	102,393
銷售通信產品收入	**27,832**	19,297
	144,307	121,690

（單位：除另有說明外，均以人民幣百萬元為單位）

18. 短期融資券

於二零一二年七月十二日，中國聯通運營公司完成發行總金額為人民幣150億元的二零一二年度第一期短期融資券，期限為365日，年利率為3.45%。

於二零一二年十月二十四日，中國聯通運營公司完成發行總金額為人民幣150億元的二零一二年度第二期短期融資券，期限為365日，年利率為4.20%。

於二零一二年十月二十五日，中國聯通運營公司完成發行總金額為人民幣80億元的二零一二年度第三期短期融資券，期限為365日，年利率為4.20%。

於資產負債表日，短期融資券的賬面價值與其公允價值接近。

19. 短期銀行借款

	借款利率及最終到期日	二零一三年六月三十日	二零一二年十二月三十一日
人民幣銀行借款	固定年利率範圍由3.62%至5.04%（二零一二年十二月三十一日：3.62%至5.27%），至二零一四年到期（二零一二年十二月三十一日：至二零一三年到期）	**31,110**	39,780
港幣銀行借款	浮動年利率為香港銀行同業拆息加0.85%至1.60%（二零一二年十二月三十一日：1.00%至2.15%），至二零一四年到期（二零一二年十二月三十一日：至二零一三年到期）	**31,904**	29,395
		63,014	69,175

（單位：除另有説明外，均以人民幣百萬元為單位）

16. 公司債券

本集團於二零零七年六月八日發行總金額為人民幣20億元，票面年利率為4.50%，期限為十年的公司債券，並由中國銀行股份有限公司為本期債券提供公司擔保。

本集團於二零零八年九月三日發行另一批總金額為人民幣50億元，票面年利率為5.29%，期限為五年的公司債券，並由國家電網公司為本期債券提供公司擔保。此部份公司債券於二零一三年六月三十日被分類為流動負債。

於二零一三年六月三十日及二零一二年十二月三十一日，本集團公司債券的公允價值如下：

	二零一三年 六月三十日	二零一二年 十二月三十一日
公司債券	**7,106**	7,025

其公允價值以現金流量按市場年利率4.60%和5.27%（二零一二年十二月三十一日：4.40%和4.89%）來折現估算。

17. 應付賬款及預提費用

	二零一三年 六月三十日	二零一二年 十二月三十一日
應付工程建造商及設備供應商款	**70,105**	81,701
應付通訊產品供貨商款	**2,122**	5,587
用戶／建造商押金	**4,043**	3,972
應付修理及運維費	**3,166**	2,455
應付工資及福利費	**3,111**	1,581
應付利息	**1,757**	846
應付服務供貨商／內容供應商款	**1,541**	1,396
預提費用	**9,931**	8,035
其他	**2,657**	2,913
	98,433	108,486

應付賬款及預提費用的賬齡分析如下：

	二零一三年 六月三十日	二零一二年 十二月三十一日
六個月以內	**72,800**	96,044
六個月至一年	**14,347**	7,293
一年以上	**11,286**	5,149
	98,433	108,486

（單位：除另有説明外，均以人民幣百萬元為單位）

15. 可換股債券

於二零一零年十月十八日，本公司之全資子公司億迅投資有限公司(「億迅」)，發行本金總額為1,838,800,000美元(按固定匯率1美元等值港幣7.7576元)年利率0.75%的有擔保可換股債券，該可換股債券於二零一五年十月到期並以本金100%贖回。債券之償還由本公司擔保並可以初步換股價每股港幣15.85元轉換為本公司每股面值港幣0.10元之普通股。換股價可根據於二零一零年十月十八日訂立的信託契據中規定的若干反攤薄及控制權變化之情況予以調整。由於本公司自可換股債券發行以後派發股息，換股價由港幣15.85元調整至港幣15.36元。債券持有人可於二零一零年十一月二十八日或之後任何時候直至二零一五年十月八日營業時間結束時(或倘該等可換股債券已於二零一五年十月十八日前被本公司要求贖回，則直至不遲於指定贖回日期7日之營業時間結束時)，隨時行使換股權。億迅將依據債券持有人之選擇，於二零一三年十月十八日按本金額連同截至指定贖回日期應計而未支付的利息，贖回債券持有人之全部而非部份可換股債券。因此，於二零一三年六月三十日，該可換股債券被分類為流動負債。另外，於二零一三年十月十八日或該日之後至二零一五年十月十八日前，億迅可按本金額連同截至指定贖回日期應計而未支付的利息，贖回當時發行在外之全部而非部份可換股債券。

截至二零一三年六月三十日止六個月期間和二零一二年六月三十日止六個月期間，可換股債券持有人並未將可換股債券轉換為本公司之股份，而億迅也未將可換股債券贖回。

負債部份之公允值已於發行可換股債券時釐定，以相同期限但沒有換股特點債券之市場利率計算。剩餘數額，即面值(扣除直接發行成本)與負債部份之公允值之差額，貸記入歸屬於本公司權益持有者項下之可換股債券儲備內。

已確認於未經審核簡明合併中期資產負債表內之可換股債券的計算如下：

	截至六月三十日止六個月期間	
	二零一三年	二零一二年
負債部份之變動：		
期初餘額	**11,215**	11,118
減：已支付利息	**(43)**	(43)
加：負債部份之匯兑(收益)／損失影響	**(191)**	42
加：估算之財務費用	**105**	105
期末餘額	**11,086**	11,222

於二零一三年六月三十日，可換股債券之負債部份金額約為人民幣110.86億元(等值17.94億美元)(二零一二年十二月三十一日：約人民幣112.15億元(等值17.84億美元))，是以現金流量並考慮直接發行成本之影響後按借貸年利率1.90%來折現計算。於資產負債表日，可換股債券之負債部份的賬面價值與其公允價值接近。

（單位：除另有說明外，均以人民幣百萬元為單位）

13. 長期銀行借款（續）

長期銀行借款的還款計劃如下：

	二零一三年六月三十日	二零一二年十二月三十一日
到期金額：		
－不超過一年	**848**	850
－超過一年但不超過兩年	**47**	48
－超過兩年但不超過五年	**140**	144
－超過五年	**315**	344
	1,350	1,386
減：分類為流動負債部份	**(848)**	(850)
	502	536

於二零一三年六月三十日及二零一二年十二月三十一日，本集團長期銀行借款非流動部份的公允價值如下：

	二零一三年六月三十日	二零一二年十二月三十一日
長期銀行借款	**401**	438

其公允價值以現金流量按市場年利率3.62%和3.63%（二零一二年十二月三十一日：3.52%和3.67%）來折現估算。

14. 中期票據

於二零一零年四月二日，中國聯通運營公司完成發行總金額為人民幣30億元的二零一零年度第一期中期票據，期限為三年，年利率為3.73%。該票據已於二零一三年四月全部償還。

於二零一零年九月二十日，中國聯通運營公司完成發行總金額為人民幣120億元的二零一零年度第二期中期票據，期限為三年，年利率為3.31%。於二零一三年六月三十日，該中期票據被分類為流動負債。

於二零一三年六月三十日，本集團中期票據的公允價值合計約人民幣121.50億元（二零一二年十二月三十一日：約人民幣149.14億元）。其公允價值以預期的票據本金和支付利息的現金流量按市場利率5.22%（二零一二年：4.36%和4.37%）來折現估算。

12. 股本（續）

已發行及繳足股本：	股數 百萬股	普通股 每股面值 港幣0.10元 港幣百萬元	股本	股本溢價	合計
於二零一二年一月一日及二零一二年六月三十日	23,565	2,356	2,311	173,472	175,783
於二零一三年一月一日	**23,565**	**2,356**	**2,311**	**173,473**	**175,784**
隨期權行使而發行股份（附註28）	**75**	**8**	**6**	**570**	**576**
於二零一三年六月三十日	**23,640**	**2,364**	**2,317**	**174,043**	**176,360**

13. 長期銀行借款

	借款利率及最終到期日	二零一三年 六月三十日	二零一二年 十二月三十一日
人民幣銀行借款	浮動年利率，較中國人民銀行公佈的三年期銀行借款基準利率下浮15%，按季度調整利率，至二零一三年到期	**800**	800
美元銀行借款	固定年利率範圍由無至5.00%（二零一二年十二月三十一日：無至5.00%）至二零三九年到期（二零一二年十二月三十一日：至二零三九年到期）	**368**	386
歐元銀行借款	固定年利率範圍由1.10%至2.50%（二零一二年十二月三十一日：1.10%至2.50%）至二零三四年到期（二零一二年十二月三十一日：至二零三四年到期）	**182**	200
小計		**1,350**	1,386
減：一年內到期部份		**(848)**	(850)
		502	536

於二零一三年六月三十日，約人民幣1.02億元（二零一二年十二月三十一日：約人民幣1.07億元）的長期銀行借款由第三方提供擔保。

10. 應收賬款(續)

本集團對除滿足若干特定信用評估標準規定以外的個人用戶所授予之信用期一般為自賬單之日起30天。本集團對公司用戶所授予之業務信用期是基於服務合同約定條款，一般不超過1年。

由於本集團客戶數量龐大，故應收賬款並無重大集中的用戶信貸風險。

11. 預付賬款及其他流動資產

	二零一三年六月三十日	二零一二年十二月三十一日
應收通信終端銷售款項	**4,659**	3,566
預付租金	**1,957**	1,900
押金及預付款	**2,737**	2,721
預付所得稅	**–**	42
員工備用金	**491**	284
其他	**1,054**	1,067
	10,898	9,580

預付賬款及其他流動資產賬齡分析如下：

	二零一三年六月三十日	二零一二年十二月三十一日
一年以內	**10,241**	8,901
一年以上	**657**	679
	10,898	9,580

12. 股本

	二零一三年六月三十日港幣百萬元	二零一二年十二月三十一日港幣百萬元
已授權：		
30,000,000,000股每股面值港幣0.10元的普通股	**3,000**	3,000

（單位：除另有説明外，均以人民幣百萬元為單位）

8. 其他資產

	二零一三年 六月三十日	二零一二年 十二月三十一日
購買軟件	**6,779**	6,364
預付設施租金、線路租賃費及電路租賃費	**6,033**	6,102
裝移機成本	**721**	799
開通移動用戶直接相關成本	**106**	212
其他	**2,175**	1,003
	15,814	14,480

9. 存貨及易耗品

	二零一三年 六月三十日	二零一二年 十二月三十一日
手機及其他客戶終端產品	**4,047**	4,187
電話卡	**365**	359
易耗品	**599**	1,174
其他	**32**	83
	5,043	5,803

10. 應收賬款

	二零一三年 六月三十日	二零一二年 十二月三十一日
應收賬款	**22,541**	17,819
減：壞賬準備	**(5,904)**	(4,066)
	16,637	13,753

應收賬款賬齡分析如下：

	二零一三年 六月三十日	二零一二年 十二月三十一日
即期，一個月以內	**10,833**	10,221
一個月以上至三個月	**2,123**	1,149
三個月以上至一年	**5,900**	3,859
一年以上	**3,685**	2,590
	22,541	17,819

（單位：除另有說明外，均以人民幣百萬元為單位）

6. 所得稅（續）

淨遞延所得稅資產／負債變動如下：

	截至六月三十日止六個月期間	
	二零一三年	二零一二年
抵銷後淨遞延所得稅資產：		
期初金額	**6,534**	5,091
貸記入損益表的遞延所得稅	**1,558**	1,388
貸記入其他綜合收益的遞延所得稅	**90**	435
期末金額	**8,182**	6,914
抵銷後淨遞延所得稅負債：		
期初金額	**(20)**	(17)
貸記入損益表的遞延所得稅	**1**	2
期末金額	**(19)**	(15)

7. 以公允值計量經其他綜合收益入賬的金融資產

	二零一三年 六月三十日	二零一二年 十二月三十一日
企業發行的權益證券	**5,197**	5,567
按上市地方分析：		
中國上市	**104**	125
非中國上市	**5,093**	5,442
	5,197	5,567

截至二零一三年六月三十日止六個月期間，以公允值計量經其他綜合收益入賬的金融資產公允值減少約人民幣3.70億元（截至二零一二年六月三十日止六個月期間：減少約人民幣17.41億元）。扣除相關稅務影響後的公允值淨減少約人民幣2.80億元（截至二零一二年六月三十日止六個月期間：扣除相關稅務影響後的公允值淨減少約人民幣13.06億元）已被記錄於未經審核簡明合併中期綜合收益表。

（單位：除另有說明外，均以人民幣百萬元為單位）

6. 所得稅

香港所得稅乃根據截至二零一三年六月三十日止六個月期間預計應課稅利潤按16.5%（截至二零一二年六月三十日止六個月期間：16.5%）稅率計算。截至二零一三年六月三十日止六個月期間，香港境外應課稅利潤的所得稅乃根據本集團所屬營運地區的適用稅率計算。本公司的子公司主要在中國大陸經營業務，所適用的法定企業所得稅率為25%（截至二零一二年六月三十日止六個月期間：25%）。若干中國大陸子公司按15%優惠稅率計算所得稅（截至二零一二年六月三十日止六個月期間：15%）。

	截至六月三十日止六個月期間	
	二零一三年	二零一二年
對本期預計的應課稅利潤計提的所得稅		
一香港	**15**	10
一香港境外	**3,319**	2,515
	3,334	2,525
遞延所得稅	**(1,559)**	(1,390)
所得稅	**1,775**	1,135

適用法定稅率與實際所得稅率之間差異調節如下：

	截至六月三十日止六個月期間	
	二零一三年	二零一二年
按中國法定稅率	**25.0%**	25.0%
非稅前列支之支出	**1.3%**	1.5%
非應納所得稅收入	**(0.1%)**	–
稅率差異之影響	**(0.3%)**	(0.6%)
其他	**(0.9%)**	(1.0%)
實際所得稅率	**25.0%**	24.9%

（單位：除另有説明外，均以人民幣百萬元為單位）

5. 固定資產（續）

	截至二零一二年六月三十日止六個月期間					
	房屋建築物	通訊設備	辦公設備、家俱、汽車及其他	租入固定資產改良支出	在建工程	合計
成本：						
期初餘額	56,782	688,626	44,014	2,754	54,682	846,858
本期增加	27	120	47	11	37,326	37,531
在建工程轉入	1,020	23,174	170	252	(24,616)	–
報廢處置	(45)	(3,537)	(134)	(217)	–	(3,933)
期末餘額	57,784	708,383	44,097	2,800	67,392	880,456
累計折舊及減值：						
期初餘額	(18,818)	(412,435)	(32,316)	(1,414)	(16)	(464,999)
本期計提折舊	(1,192)	(25,502)	(2,033)	(258)	–	(28,985)
報廢處置	43	3,256	128	217	–	3,644
由報廢導致的減值轉出	–	1	–	–	–	1
期末餘額	(19,967)	(434,680)	(34,221)	(1,455)	(16)	(490,339)
賬面淨值：						
期末餘額	37,817	273,703	9,876	1,345	67,376	390,117
期初餘額	37,964	276,191	11,698	1,340	54,666	381,859

截至二零一三年六月三十日止六個月期間，本集團確認了處置固定資產的損失約人民幣0.44億元（截至二零一二年六月三十日止六個月期間：收益約人民幣0.58億元）。

本期間本集團重新審閱了資產分類並將若干設備自「辦公設備、家俱、汽車及其他」重分類至「通訊設備」，但此重分類不會引起該資產預計可用期限的變化。

（單位：除另有説明外，均以人民幣百萬元為單位）

4. 分部資料

本公司之執行董事已被認定為主要經營決策者。經營分部以主要經營決策者定期審閱用以分配資源及評估分部表現的內部報告為基礎進行辨別。

主要經營決策者根據內部管理職能分配資源，並以一個融合業務而非以業務之種類或地區角度進行本集團之業績評估。因此，本集團只有一個經營分部，無需列示分部資料。

本集團主要在中國大陸經營，所以沒有列示地區資料。在所有列報期間，本集團均沒有從單一外部客戶取得佔本集團收入總額的百分之十或以上的收入。

5. 固定資產

截至二零一三年六月三十日及二零一二年六月三十日止六個月期間的固定資產變動如下：

	截至二零一三年六月三十日止六個月期間					
	房屋建築物	通訊設備	辦公設備、家俱、汽車及其他	租入固定資產改良支出	在建工程	合計
成本：						
期初餘額	60,774	770,422	45,236	3,296	61,915	941,643
重分類	–	27,819	(27,819)	–	–	–
本期增加	100	136	42	246	20,392	20,916
在建工程轉入	1,479	23,541	323	364	(25,707)	–
報廢處置	(169)	(3,906)	(151)	(120)	–	(4,346)
期末餘額	62,184	818,012	17,631	3,786	56,600	958,213
累計折舊及減值：						
期初餘額	(21,318)	(451,596)	(36,063)	(1,653)	(16)	(510,646)
重分類	–	(24,651)	24,651	–	–	–
本期計提折舊	(1,468)	(29,884)	(745)	(362)	16	(32,443)
報廢處置	69	3,408	147	115	–	3,739
由報廢導致的減值轉出	–	158	–	–	–	158
期末餘額	(22,717)	(502,565)	(12,010)	(1,900)	–	(539,192)
賬面淨值：						
期末餘額	39,467	315,447	5,621	1,886	56,600	419,021
期初餘額	39,456	318,826	9,173	1,643	61,899	430,997

(單位：除另有說明外，均以人民幣百萬元為單位)

3. 重要會計政策

除下列所述外，編製本未經審核簡明合併中期財務資料採用之會計政策與截至二零一二年十二月三十一日止年度財務報表所採用之會計政策一致。

下列新頒佈及經修訂的準則於二零一三年一月一日起財務年度首次強制執行且適用於本集團：

國際會計準則／香港會計準則1(經修訂)，「財務報表的呈列」

該修訂要求實體在列示未來若符合若干條件時可重分類至損益表的其他綜合收益項目，與永遠不能重分類至損益表的其他綜合收益項目分開列示。本集團於財務報表中對其他綜合收益的列示已按此進行相應修改。

國際財務報告準則／香港財務報告準則10，「合併財務報表」

國際財務報告準則／香港財務報告準則10取代國際會計準則／香港會計準則27「合併及個別財務報表」中有關編製合併財務報表之要求及國際／香港注釋常務委員會詮釋12「合併－特殊目的實體」。它引入一項單一控制模型，並著眼於實體可否控制該被投資者、通過參予被投資者之業務從而承擔或享有變動之回報及運用其控制權以影響回報金額的能力，以決定被投資者是否應該被納入合併範圍。由於採納國際財務報告準則／香港財務報告準則10，本集團已更改其有關決定對被投資者是否有控制權的會計政策。其採納並未改變於二零一三年一月一日就有關本集團參予其他實體是否擁用其控制權的結論。

國際財務報告準則／香港財務報告準則12，「其他實體權益之披露」

國際財務報告準則／香港財務報告準則12將實體對子公司投資、合營安排、聯營公司及不被合併的結構性實體之權益的披露要求整合成一項單一準則。國際財務報告準則／香港財務報告準則12的披露要求總體上較以往各準則更為全面。由於該披露要求只適用於一套完整的財務報表，本集團並未在中期財務報告內因為採納國際財務報告準則／香港財務報告準則12而作出額外披露。

國際財務報告準則／香港財務報告準則13，「公允價值計量」

國際財務報告準則／香港財務報告準則13引入一項單一計算公允價值的指引，以取代在個別《國際財務報告準則》／《香港財務報告準則》的現行指引。國際財務報告準則／香港財務報告準則13亦包含對金融工具及非金融工具之全面性披露要求。部份金融工具的披露要求只特定適用於中期財務報告。本集團已在附註中作披露。採納國際財務報告準則／香港財務報告準則13對本集團的資產及負債之公允價值計算沒有重大影響。

此外，國際會計準則理事會及香港會計師公會已頒佈若干新準則，經修訂的準則及詮釋，該等新準則，經修訂的準則及詮釋於二零一三年一月一日以後的財務年度開始生效，且本集團除國際財務報告準則／香港財務報告準則9「金融工具」外，亦無提前採用。管理層正評估以上新準則，經修訂的準則及詮釋的影響，並將在日後財務報告期間按要求採用相關準則，經修訂的準則及詮釋。

2. 編製基準（續）

(a) 收購聯通新時空通信有限公司

中國聯合網絡通信有限公司（「中國聯通運營公司」，本公司的全資子公司）與聯通集團於二零一二年十一月二十一日簽訂了股權轉讓協議。根據該協議，中國聯通運營公司同意以現金總代價約人民幣121.66億元向聯通集團收購聯通新時空通信有限公司（「聯通新時空」）的全部股權。聯通新時空的主營業務是向中國聯通運營公司租賃中國南方二十一省的固網電信網絡（「中國南方電信網絡」）。該收購於二零一二年十二月二十六日完成。

根據經修訂國際財務報告準則／香港財務報告準則3，一項業務一般由投入、應用於該投入之流程和產出所組成。業務是透過經營管理一組具整合性的活動及資產以取得經濟回報。聯通新時空不符合業務之定義，因為其主要構成為電信網絡資產、現金及相關資產與負債。聯通新時空缺少牌照、用戶群體、管理團隊及操作員工等投入和加工處理過程以運營其固網電信業務。除運營固網電信業務外，儘管聯通新時空可通過簽訂電信網絡資產租賃合同獲取經濟回報，但目前市場上不容易出現新的承租人。

因此根據國際會計準則／香港會計準則16「固定資產」，本集團將收購聯通新時空在收購日視為資產收購進行核算。

(b) 持續經營假設

於二零一三年六月三十日，本集團的流動負債超出流動資產約為人民幣2,423億元（二零一二年十二月三十一日：約人民幣2,541億元）。考慮到當前全球經濟環境，以及本集團在可預見的將來預計的資本支出，管理層綜合考慮了本集團如下可獲得的資金來源：

- 本集團從經營活動中持續取得的淨現金流入；

- 循環銀行信貸額度和短期融資券註冊額度約為人民幣1,973億元，於二零一三年六月三十日，尚未使用之額度約為人民幣755億元；及

- 考慮到本集團的信貸記錄，從國內銀行和其他金融機構獲得的其他融資渠道。

此外，本集團相信能通過短、中、長期方式募集資金，並通過適當安排融資組合以保持合理的融資成本。

基於以上考慮，董事會認為本集團有足夠的資金以滿足營運資金和償債所需。因此，本集團截至二零一三年六月三十日止六個月期間之未經審核簡明合併中期財務資料乃按持續經營基礎編製。

未經審核簡明合併中期財務資料附註

(單位：除另有說明外，均以人民幣百萬元為單位)

1. 公司架構及主要業務

中國聯合網絡通信(香港)股份有限公司(「本公司」)是於二零零零年二月八日在中華人民共和國(「中國」)香港特別行政區(「香港」)註冊成立的有限公司。本公司主營業務為投資控股。本公司的子公司主營業務為在中國提供移動和固網語音及相關增值服務、寬帶及其他互聯網相關服務、信息通信技術服務以及商務及數據通信服務。GSM移動語音、WCDMA移動語音及相關增值服務以下稱為「移動業務」。除移動業務外，上述其他業務以下統稱為「固網業務」。本公司及其子公司以下簡稱為「本集團」。

本公司的股份於二零零零年六月二十二日在香港聯合交易所有限公司上市，其美國托存股份於二零零零年六月二十一日在紐約證券交易所上市。

本公司的主要股東為中國聯通(BVI)有限公司(「聯通BVI」)及中國聯通集團(BVI)有限公司(「聯通集團BVI」)。聯通BVI是被中國聯合網絡通信股份有限公司(「A股公司」，一家於二零零一年十二月三十一日在中國成立的股份有限公司，其A股於二零零二年十月九日在上海證券交易所上市)控股持有。A股公司則被中國聯合網絡通信集團有限公司(一家於中國成立的國有企業，以下簡稱「聯通集團」)控股持有。聯通集團BVI是聯通集團的全資子公司。因此，本公司董事認為聯通集團是本公司的最終控股公司。

2. 編製基準

本截至二零一三年六月三十日止六個月期間的未經審核簡明合併中期財務資料乃根據《香港聯合交易所有限公司證券上市規則》的適用披露要求及國際會計準則理事會頒佈的國際會計準則34「中期財務報告」編製。國際會計準則34與香港會計師公會頒佈的香港會計準則34「中期財務報告」一致，因此本未經審核簡明合併中期財務資料亦按香港會計準則34編製。

截至二零一二年十二月三十一日止年度的財務資料摘自本公司二零一二年年報內經審核的財務報表。

本截至二零一三年六月三十日止六個月期間的未經審核簡明合併中期財務資料未經審核，但已由本公司審計委員會審閱，同時亦由本公司的國際核數師按照香港會計師公會頒佈的《香港審閱工作準則》第2410號 —「獨立核數師對中期財務信息的審閱」進行了審閱。

本未經審核簡明合併中期財務資料應當結合本集團截至二零一二年十二月三十一日止年度的財務報表一併閱讀。本集團的金融風險管理(包括市場風險、信貸風險及流動性風險和資本風險管理)政策已載列於本公司二零一二年年報中的財務報表。截至二零一三年六月三十日止六個月期間，金融風險管理政策沒有重大改變。

未經審核簡明
合併中期現金流量表

截至二零一三年六月三十日止六個月期間
(單位：人民幣百萬元)

	截至六月三十日止六個月期間	
	二零一三年	二零一二年
經營活動所產生的淨現金	**41,273**	35,535
投資活動所支付的淨現金	**(36,341)**	(35,090)
融資活動所(支付)／產生的淨現金	**(9,737)**	3,074
現金及現金等價物的淨(減少)／增加	**(4,805)**	3,519
現金及現金等價物期初餘額	**18,250**	15,106
外幣匯率變動的影響	**(22)**	–
現金及現金等價物期末餘額	**13,423**	18,625
現金及現金等價物分析：		
現金結餘	**6**	6
銀行結餘	**13,417**	18,619
	13,423	18,625

第13頁至第41頁的附註為本未經審核簡明合併中期財務資料的一部份。

未經審核簡明合併
中期權益變動表

截至二零一三年六月三十日止六個月期間
(單位:人民幣百萬元)

	歸屬於本公司權益持有者									
	普通股本	股本溢價	資本贖回儲備	以股份為基礎的僱員酬金儲備	投資重估儲備	法定儲備基金	可換股債券儲備	其他儲備	留存收益	總權益
於二零一二年一月一日餘額	2,311	173,472	79	637	(3,307)	25,111	572	(43,108)	50,131	205,898
本期總綜合收益	-	-	-	-	(1,306)	-	-	-	3,430	2,124
以權益結算之股份期權計劃:										
-僱員服務價值	-	-	-	14	-	-	-	-	-	14
二零一一年股息(附註29)	-	-	-	-	-	-	-	-	(2,356)	(2,356)
於二零一二年六月三十日餘額	2,311	173,472	79	651	(4,613)	25,111	572	(43,108)	51,205	205,680
於二零一三年一月一日餘額	**2,311**	**173,473**	**79**	**651**	**(4,453)**	**25,752**	**572**	**(43,110)**	**54,230**	**209,505**
本期總綜合收益	**-**	**-**	**-**	**-**	**(280)**	**-**	**-**	**(14)**	**5,317**	**5,023**
以權益結算之股份期權計劃:										
-僱員服務價值	**-**	**-**	**-**	**50**	**-**	**-**	**-**	**-**	**-**	**50**
-期權行使所發行的股份	**6**	**570**	**-**	**(216)**	**-**	**-**	**-**	**-**	**-**	**360**
-期權失效之儲備間轉移	**-**	**-**	**-**	**(3)**	**-**	**-**	**-**	**-**	**3**	**-**
二零一二年股息(附註29)	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**(2,836)**	**(2,836)**
於二零一三年六月三十日餘額	**2,317**	**174,043**	**79**	**482**	**(4,733)**	**25,752**	**572**	**(43,124)**	**56,714**	**212,102**

第13頁至第41頁的附註為本未經審核簡明合併中期財務資料的一部份。

未經審核簡明合併中期綜合收益表

截至二零一三年六月三十日止六個月期間
(單位：人民幣百萬元)

	截至六月三十日止六個月期間	
	二零一三年	二零一二年
本期盈利	**5,317**	3,430
其他綜合收益		
不會重分類至損益表的項目：		
經其他綜合收益入賬的金融資產的公允值變動	**(370)**	(1,741)
經其他綜合收益入賬的金融資產的公允值變動之稅務影響	**90**	435
經其他綜合收益入賬的金融資產的公允值變動，稅後	**(280)**	(1,306)
日後可能重分類至損益表的項目：		
外幣報表折算差額	**(14)**	–
稅後本期其他綜合收益	**(294)**	(1,306)
本期總綜合收益	**5,023**	2,124
應佔總綜合收益：		
本公司權益持有者	**5,023**	2,124

第13頁至第41頁的附註為本未經審核簡明合併中期財務資料的一部份。

未經審核簡明合併
中期損益表

截至二零一三年六月三十日止六個月期間
(單位：人民幣百萬元，每股數除外)

	附註	截至六月三十日止六個月期間	
		二零一三年	二零一二年
收入	20	**144,307**	121,690
網間結算成本		**(9,917)**	(9,151)
折舊及攤銷		**(33,906)**	(30,172)
網絡、營運及支撐成本	21	**(15,993)**	(15,642)
僱員薪酬及福利開支	22	**(14,934)**	(13,740)
銷售通信產品成本	23	**(31,813)**	(22,955)
其他經營費用	24	**(29,473)**	(24,163)
財務費用	25	**(1,475)**	(2,047)
利息收入		**81**	121
淨其他收入	26	**215**	624
稅前利潤		**7,092**	4,565
所得稅	6	**(1,775)**	(1,135)
本期盈利		**5,317**	3,430
應佔盈利：			
本公司權益持有者		**5,317**	3,430
期內本公司權益持有者應佔盈利的每股盈利：			
每股盈利－基本(人民幣元)	30	**0.23**	0.15
每股盈利－攤薄(人民幣元)	30	**0.22**	0.14

第13頁至第41頁的附註為本未經審核簡明合併中期財務資料的一部份。

未經審核簡明合併
中期資產負債表

二零一三年六月三十日
（單位：人民幣百萬元）

	附註	二零一三年 六月三十日	二零一二年 十二月三十一日
負債			
非流動負債			
長期銀行借款	13	**502**	536
公司債券	16	**2,000**	2,000
遞延所得税負債	6	**19**	20
遞延收入		**1,371**	1,412
其他債務		**265**	331
		4,157	4,299
流動負債			
應付賬款及預提費用	17	**98,433**	108,486
應交税金		**3,658**	1,820
應付最終控股公司款	32.1	**1,755**	567
應付關聯公司款	32.1	**3,998**	4,767
應付境內電信運營商款	32.2	**1,483**	1,163
短期融資券	18	**38,000**	38,000
短期銀行借款	19	**63,014**	69,175
可換股債券	15	**11,086**	11,215
一年內到期的長期銀行借款	13	**848**	850
一年內到期的中期票據	14	**12,000**	15,000
一年內到期的公司債券	16	**5,000**	5,000
應付股利	29	**653**	561
遞延收入的流動部份		**585**	729
一年內到期的其他債務		**2,634**	2,642
預收賬款		**45,809**	42,345
		288,956	302,320
總負債		**293,113**	306,619
總權益及負債		**505,215**	516,124
淨流動負債		**(242,313)**	(254,146)
總資產減流動負債		**216,259**	213,804

第13頁至第41頁的附註為本未經審核簡明合併中期財務資料的一部份。

未經審核簡明合併中期資產負債表

二零一三年六月三十日
(單位：人民幣百萬元)

	附註	二零一三年六月三十日	二零一二年十二月三十一日
資產			
非流動資產			
固定資產	5	**419,021**	430,997
預付租賃費		**7,587**	7,601
商譽		**2,771**	2,771
遞延所得税資產	6	**8,182**	6,534
以公允值計量經其他綜合收益入賬的金融資產	7	**5,197**	5,567
其他資產	8	**15,814**	14,480
		458,572	467,950
流動資產			
存貨及易耗品	9	**5,043**	5,803
應收賬款	10	**16,637**	13,753
預付賬款及其他流動資產	11	**10,898**	9,580
應收關聯公司款	32.1	**17**	18
應收境內電信運營商款	32.2	**566**	738
短期銀行存款		**59**	32
現金及現金等價物		**13,423**	18,250
		46,643	48,174
總資產		**505,215**	516,124
權益			
歸屬於本公司權益持有者			
股本	12	**2,317**	2,311
股本溢價	12	**174,043**	173,473
儲備		**(20,972)**	(20,509)
留存收益			
一擬派2012年末期股息	29	**–**	2,828
一其他		**56,714**	51,402
總權益		**212,102**	209,505

附註2： 包括網間結算成本、折舊及攤銷、網絡、營運及支撐成本、僱員薪酬及福利開支、銷售通信產品成本、其他經營費用、財務費用、利息收入及淨其他收入。

附註3： 向中國聯合網絡通信集團有限公司收購聯通新時空通信有限公司(「聯通新時空」)的全部股權已於二零一二年十二月二十六日完成。根據經修訂國際財務報告準則／香港財務報告準則3，一項業務一般由投入、應用於該投入之流程和產出所組成。業務是透過經營管理一組具整合性的活動及資產以取得經濟回報。聯通新時空不符合業務之定義，因此根據國際會計準則／香港會計準則16「固定資產」，收購聯通新時空在收購日視為資產收購進行核算。二零一三年上半年資產折舊及攤銷中包含聯通新時空資產的折舊及攤銷人民幣11.4億元。

附註4： EBITDA反映了在計算財務費用、利息收入、淨其他收入、所得稅、折舊及攤銷前的本期盈利。由於電信業是資本密集型產業，資本開支和財務費用可能對具有類似經營成果的公司盈利產生重大影響。因此，我們認為，對於像我們這樣的電信公司而言，EBITDA有助於對公司經營成果分析。

收入

二零一三年上半年，公司實現營業收入人民幣1,443.1億元，其中服務收入為人民幣1,164.8億元，同比增幅分別為18.6%和13.8%。

上半年移動業務服務收入為人民幣728.5億元，同比增長20.5%，其中3G業務服務收入為人民幣409.1億元，所佔移動業務服務收入的比重由上年同期的44.5%上升至56.2%。

上半年固網業務服務收入為人民幣432.5億元，同比增長4.2%，其中固網寬帶業務[1]服務收入為人民幣225.8億元，同比增長10.4%，所佔固網業務服務收入的比重由上年同期的49.3%上升至52.2%。

成本費用[2]

二零一三年上半年，公司共發生成本費用人民幣1,372.2億元，同比增長17.2%，低於同期營業收入增幅1.4個百分點。

公司資產規模進一步擴大，上半年公司資產的折舊及攤銷[3]為人民幣339.1億元，同比增長12.4%，所佔服務收入的比重由上年同期的29.5%下降至29.1%。

公司持續加強成本管控，上半年網絡、營運及支撐成本為人民幣159.9億元，同比增長2.2%，所佔服務收入的比重由上年同期的15.3%下降至13.7%。

面對激烈的市場競爭，公司繼續加快用戶發展，上半年銷售費用為人民幣203.9億元，同比增長24.5%，上半年3G終端補貼成本為人民幣42.2億元，所佔3G服務收入的比重由上年同期的13.1%下降至10.3%。

盈利情況

二零一三年上半年，公司實現稅前利潤人民幣70.9億元，淨利潤為人民幣53.2億元，同比增長55.0%，每股基本盈利為人民幣0.225元。EBITDA[4]為人民幣421.8億元，同比增長17.0%, EBITDA佔服務收入的百份比為36.2%。

經營現金流及資本開支

二零一三年上半年，公司經營活動現金流量淨額為人民幣412.7億元，比上年同期增長16.1%，資本開支為人民幣216.1億元。

資產負債情況

截至二零一三年六月三十日，公司的資產負債率由二零一二年十二月三十一日的59.4%下降至58.0%。債務資本率由二零一二年十二月三十一日的40.4%下降至38.7%。

附註1： 為與同業公司口徑一致，公司本年度開始對寬帶用戶口徑做如下調整，納入互聯網普通專線用戶數，同時LAN專線用戶不再進行折算。調整後，截止二零一二年末，公司固網寬帶用戶數為5,854.0萬戶。相應的，將互聯網普通專線業務收入納入寬帶業務服務收入。調整後，公司寬帶業務服務收入上年同期數由人民幣194.0億元變化為人民幣204.6億元。

管理與創新

公司致力於面向客戶的服務轉型，積極推進全業務電子商務，網上營業廳營業額達到人民幣258.7億元，同比增長65.0%，電子渠道服務承載佔比較上年全年提升12個百分點，達到46%。積極拓展微博客服、手機營業廳、在線客服等新型互聯網服務渠道，客戶投訴率同比下降3.5%。公司堅持以國際最佳實踐為指引，完善風險管控機制，保障持續健康發展。持續推進技術創新，「移動互聯網用戶上網詳單查詢系統」獲國家科技進步二等獎。切實履行社會責任，積極投身蘆山地震等搶險救災，為「神舟十號」發射等重要任務提供通信保障，在公益事業方面做出應有貢獻。

未來展望

展望未來，政府推動工業化、信息化、城鎮化、農業現代化「四化同步」發展的力度明顯加大，隨著「寬帶中國」戰略的推進實施及政府促進信息消費部署的深入落實，信息通信業發展空間巨大。面對新機遇新挑戰，公司將繼續發揮差異化競爭優勢，著力增強營銷服務能力，量質並重加快推進重點業務規模發展；優化投資建設管理模式，促進投資效率效益與網絡能力提升；全面推行精益管理，持續增強盈利能力和改善效益水平。與此同時，公司將在網絡佈局、業務模式、IT支撐等方面積極做好應對可能出現的政策變化的各項準備。公司對未來發展充滿信心。



常小兵
董事長兼首席執行官
香港，二零一三年八月八日

附註1：為與同業公司口徑一致，公司本年度開始對寬帶用戶口徑做如下調整，納入互聯網普通專線用戶數，同時LAN專線用戶不再進行折算。調整後，截止二零一二年末，公司固網寬帶用戶數為5,854.0萬戶。相應的，將互聯網普通專線業務收入納入寬帶業務服務收入。調整後，公司寬帶業務服務收入上年同期數由人民幣194.0億元變化為人民幣204.6億元。

整體業績

二零一三年上半年，公司收入保持快速增長，完成營業收入人民幣1,443.1億元，同比增長18.6%，其中服務收入人民幣1,164.8億元，同比增長13.8%。業務結構更趨優化，移動業務在服務收入中的貢獻達到62.5%，非語音業務貢獻達到55.3%。盈利水平持續提升，實現利潤增長高於收入增長、成本增長低於收入增長，EBITDA同比增長17.0%，達到人民幣421.8億元；淨利潤同比增長55.0%，達到人民幣53.2億元。經營現金流同比增長16.1%，達到人民幣412.7億元，自由現金流持續改善。公司財務狀況更趨穩健，未來持續增長的基礎更加穩固。

業務發展

3G領先驅動移動業務實現規模發展。公司積極推動移動業務一體化運營，加快2G/3G融合發展，拉動移動業務規模增長。上半年，公司3G服務收入同比增長52.1%，達到人民幣409.1億元，對移動收入的貢獻達到56.2%；3G用戶同比增長73.9%，總數突破1億戶，在公司移動用戶中的滲透率達到38.2%；3G用戶ARPU保持在人民幣77.6元的較高水平。公司發揮移動數據業務的差異化優勢，加強流量經營，激發流量消費需求，移動手機用戶數據流量同比增長131.3%。

寬帶升級驅動固網收入穩健增長。公司積極推進光纖網絡改造，增強寬帶接入速率優勢，通過服務承諾等措施提升寬帶營銷能力。上半年，公司寬帶服務收入[1]同比增長10.4%，達到人民幣225.8億元，對固網業務收入的貢獻突破50%；寬帶用戶[1]淨增403.5萬戶，達到6,257.5萬戶。公司發揮全業務優勢，豐富融合套餐組合，「沃家庭」用戶在家庭寬帶用戶中的滲透率同比提高7.7個百分點，達到33.1%。

信息化應用驅動集團客戶業務快速發展。上半年，公司以重點領域信息化應用為突破點，積極推動集團客戶戰略合作，借助「智慧城市」建設契機，著力打造基於雲技術的行業應用統一承載平台，提升資源複用能力，加速規模化發展。集團業務收入同比增長22.0%，重點行業應用用戶達到3,114萬戶，公司在移動辦公、汽車信息化、無線監控等諸多應用領域保持市場領先地位。

網絡能力

公司立足於未來可持續發展，注重網絡佈局頂層設計，以移動網、寬帶網和基礎傳送網為重點，加強能力建設，進一步增強在寬帶移動互聯網領域的網絡優勢。3G網絡上半年新增基站3.3萬個，全網開通HSPA+21Mbps服務，部份城市熱點區域網絡速率升級至42Mbps；加大光纖改造力度，固網寬帶接入端口同比增長19.9%, FTTH/B端口佔比同比提高10個百分點達到63%；優化基礎傳送網結構，增強覆蓋能力，進一步滿足HSPA+、LTE和綜合業務承載需求。



常小兵
董事長兼首席執行官

尊敬的各位股東：

首先，本人謹代表中國聯通董事會誠摯感謝股東及社會各界的支持。二零一三年上半年，本公司持續推進規模效益發展，各項工作邁出新的步伐。

目錄

成長

憑藉3G優勢，中國聯通收入增長已連續多年高於行業平均水平。

中國聯合網絡通信（香港）股份有限公司

香港皇后大道中99號中環中心75樓

電話 (852) 2126 2018　傳真 (852) 2126 2016　www.chinaunicom.com.hk

創新



拼搏



從全國通用的充值卡、全國統一的3G套餐，到領先的電子商務平臺與行業應用。中國聯通正通過持續創新，引領行業轉型。

中國聯通在激烈的市場競爭中取得的每一個成績都有賴於員工的頑強拼搏。他們是中國聯通真正的英雄。

概念、設計、製作及印刷：卓智財經印刷有限公司



成長



中期報告 2013






China
unicom中国联通



創新







拼搏



中國聯合網絡通信（香港）股份有限公司
在香港註冊成立之有限公司
股份代號：0762